Exhibit 99.2

Management Discussion and Analysis

(Expressed in U.S. Dollars)

As at March 31, 2026 with comparatives as at December 31, 2025 and for the three month period ended
March 31, 2026 with comparatives for the three month period ended March 31, 2025

Prepared on June 3, 2026

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains “forward-looking statements,” which includes information relating to future events, future financial performance, financial projections, strategies, expectations, competitive environment and regulation. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information we have when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to significant risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

●	the size and growth potential of the markets for our products, and our ability to serve those markets;

●	the rate and degree of market acceptance of our products;

●	our ability to expand our sales organization to address effectively existing and new markets that we intend to target;

●	impact from future regulatory, judicial, and legislative changes or developments in the U.S. and foreign countries;

●	our ability to compete effectively in a competitive industry;

●	our ability to obtain funding for our operations and effectively utilize the capital raised therefrom;

●	our ability to attract collaborators and strategic partnerships;

●	our ability to meet the continued listing requirements and standards of the Nasdaq Capital Markets or NASDAQ:

●	our ability to meet our financial operating objectives;

●	the availability of, and our ability to attract, qualified employees for our business operations;

●	general business and economic conditions;

●	our ability to meet our financial obligations as they become due;

●	positive cash flows and financial viability of our operations and any new business opportunities;

●	our ability to secure intellectual property rights over our proprietary products or enter into license agreements to secure the legal use of certain patents and intellectual property;

●	our ability to be successful in new markets;

●	our ability to avoid infringement of intellectual property rights; and

●	the effects of a global pandemic and the wars in both Ukraine and the Middle East.

The foregoing does not represent an exhaustive list of matters that may be covered by the forward-looking statements contained herein or risk factors that we are faced with that may cause our actual results to differ from those anticipated in our forward-looking statements. Please see “,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” for additional factors that could adversely impact our business and financial performance.

Moreover, new risks regularly emerge and it is not possible for our management to predict or articulate all the risks we face, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements. All forward-looking statements included in this MD&A are based on information available to us on the date of this MD&A. Except to the extent required by applicable laws or rules, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained above and throughout this MD&A. Readers are urged to carefully review and consider the various disclosures made throughout this MD&A which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

Market data and certain industry data and forecasts used throughout this MD&A were obtained from sources we believe to be reliable, including market research databases, publicly available information, reports of governmental agencies, and industry publications and surveys. We have relied on certain data from third party sources, including industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry. While we are not aware of any misstatements regarding the industry data presented in this MD&A, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” and elsewhere in this MD&A.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this MD&A are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

RISK FACTORS

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below, together with all of the other information in this MD&A. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer and the price of our Common Shares and warrants to purchase Common Shares, or the Warrants, could decline.

Summary of Risk Factors

Risks Related to Our Financial Condition and Capital Requirements

●	We have a history of operating losses and we may never achieve or maintain profitability.

●	Our unaudited condensed interim consolidated financial statement for the period ended March 31, 2026 as well as the audited financial statements for the years ended December 31, 2025 and December 31, 2004, all include a “going concern” explanatory paragraph expressing substantial doubt about our ability to continue as an ongoing business for the next twelve months.

Risks Related to Our Core Gaming Business and Industry

●	We have a limited operating history, especially with respect to our Core Gaming apps, which makes it difficult to evaluate our current business and future performance and the risks we may encounter.

●	The failure to attract new users, the loss of users, or a reduction in playing by these users could adversely affect our business, financial condition, and results of operations.

●	Security breaches, improper access to or disclosure of our data or user data, other hacking and phishing attacks on our systems, or other cyber incidents could harm our reputation and adversely affect our business.

●	The mobile app industry is intensely competitive. If clients or users prefer our competitors’ products or services over our own, our business, financial condition, and results of operations could be adversely affected.

●	The mobile app industry is subject to rapid technological change, and if we do not adapt to, and appropriately allocate our resources among, emerging technologies and business models, our business, financial condition, and results of operations could be adversely affected.

●	Our technologies, apps, and internal systems rely on software and hardware that is highly technical, and any errors, bugs, or vulnerabilities in these systems, or failures to address or mitigate technical limitations in our systems, could adversely affect our business, financial condition, and results of operations.

●	Our business depends in part on our ability to maintain and scale our apps, and any significant disruption to our technologies or apps could damage our reputation, result in a potential loss of engagement, and adversely affect our business, financial condition, and results of operations.

●	If we are unable to launch new apps and successfully monetize them, or continue to improve the experience and monetization of our existing apps, our business, financial condition, and results of operations could be adversely affected.

●	If we fail to retain existing users or add new users cost-effectively, or if our users decrease their level of engagement with our apps, our business, financial condition, and results of operations could be adversely affected.

●	We are highly dependent on Moremo Network Limited, a PRC company (“Moremo”) and the former parent company of Newbyera Technology Limited, our Hong Kong operating subsidiary (“Newbyera”), to provide us with labor and back-office operations, and any disruption to the provision of such outsourced services could materially and adversely affect our business, financial condition, and results of operations.

●	We have entered into strategic partnerships with mobile gaming developers, and a failure to maintain such relationships may harm our ability to launch new apps as well as our brand and reputation.

●	We rely on third-party platforms to distribute our apps and collect revenue, and if our ability to do so is harmed, or such third-party platforms change their policies in such a way that restricts our business, increases our expenses, or limits the information we derive from our apps, our business, financial condition, and results of operations could be adversely affected.

●	Our revenue has been concentrated in various ways and the loss of, or a significant reduction in, any such revenue source, or our failure to successfully expand and diversify our revenue sources could adversely affect our business, financial condition, and results of operation

●	We have experienced recent rapid growth, which may not be indicative of our future growth. We may be unable to effectively manage the growth of our business, which could adversely affect our business, financial condition, and results of operations.

●	Our international operations are subject to increased challenges and risks.

●	Our business is subject to economic, market and geopolitical conditions as well as to natural disasters beyond our control.

●	We anticipate incurring higher operating expenses in the future, and we may not be able to achieve or maintain our profitability in any given period. If we cannot achieve or maintain our profitability, our business could be adversely affected.

●	We generally do not have long-term agreements with our clients.

●	The proliferation of “cheating” programs and scam offers that seek to exploit our mobile games and users may adversely affect game-playing experiences and lead users to stop playing our mobile games. Our failure to maintain adequate customer support may enhance these risks.

Risks Related to Legal and Regulatory Matters

●	We are subject to laws and regulations concerning privacy, information security, data protection, consumer protection, advertising, tracking, targeting, and protection of minors, and these laws and regulations are continually evolving. Our actual or perceived failure to comply with these laws and regulations could adversely affect our business, financial condition, and results of operations.

●	Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing, which could subject us to claims or otherwise adversely affect our business, financial condition, and results of operations.

●	The development and use of AI in our business, combined with an uncertain regulatory environment, may adversely affect our business, reputation, financial condition or results of operations.

●	We are subject to the Foreign Corrupt Practices Act, and similar anti-corruption and anti- bribery laws, and non-compliance with such laws could subject us to criminal penalties or significant fines and adversely affect our business and reputation.

●	We are subject to governmental export controls and economic sanctions laws that could impair our ability to compete in global markets or subject us to liability if we violate the controls.

Risks Related to Hong Kong

●	The Chinese government, in general, could exercise significant oversight and discretion over the conduct of our business and has made statements indicating an intent to exert more oversight and control over offerings that are conducted overseas and over foreign investment in China-based issuers.

●	We are subject to risks relating to economic, political, legal, and social conditions in Hong Kong.

●	The Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact Newbyera’s operations in Hong Kong.

Risks Related to our Planned Data Center Business

●	We have no operating history which can be evaluated with respect to our planned AI data center business.

●	We intend to primarily rely on joint ventures and similar collaborations with third parties to identify potential development sites, and design, build and manage or sell HPC and AI data centers domestically and internationally.

●	The design, building and management of HPC and AI data centers is capital intensive and there can be no assurance that the necessary financing can be secured for development efforts.

●	The success of any data center project will be dependent in large part on the ability to purchase significant quantities of electric power on commercially reasonable terms. Failure to secure electric power in sufficient quantities and at commercially reasonable rates can adversely affect the operation of any data center, as well as our business, financial condition and results of operations.

●	Our planned HPC and AI data center business is subject to rapid changes in customer requirements, technology standards and infrastructure design, which may increase costs, delay development or make our facilities less competitive.

●	We may be unable to procure, install or integrate specialized equipment required for HPC and AI workloads, including electrical, cooling, networking and other long-lead-time components, on acceptable terms or at all.

●	Tariffs, trade restrictions, import duties, export controls and other changes in trade policy may increase our capital costs, disrupt our supply chain and adversely affect the development and operation of our data centers.

●	A decline in demand for HPC and AI data center capacity or an oversupply of such capacity could adversely affect our business, financial condition and results of operations.

●	Many of the risks set forth under and elsewhere in this MD&A relating to our Core Gaming business, are equally as applicable to our planned data center business.

Risks Related to Our Intellectual Property

●	Failure to protect or enforce our proprietary and intellectual property rights or the costs involved in such enforcement could adversely affect our business, financial condition, and results of operations.

●	We are, and may in the future be, subject to intellectual property disputes, which are costly to defend and could require us to pay significant damages and could limit our ability to use certain technologies in the future.

●	Some of our development tools contain open source software, and we license some of our software through open source projects, which may pose particular risks to our proprietary software, products, and services in a manner that could adversely affect our business, financial condition, and results of operations.

●	Our ability to acquire and maintain licenses to intellectual property may affect our business, financial condition, and results of operations. Competition for these licenses may make them more expensive and increase our costs.

Risks Related to Ownership of Our Securities

●	We do not know whether an active, liquid and orderly trading market will develop for our Common Shares or what the market price of our Common Shares will be and as a result it may be difficult for you to sell your Common Shares.

●	We expect that our stock price will fluctuate significantly.

●	We do not expect to pay any cash dividends for the foreseeable future.

●	If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our Common Shares could decline.

●	If we are not able to comply with the applicable continued listing requirements or standards of Nasdaq, Nasdaq could delist our Common Shares.

●	If our Common Shares become subject to the penny stock rules, it may be more difficult to sell our Common Shares.

●	Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

General Risk Factors

●	The unfavorable outcome of any future litigation, arbitration or administrative action could have a significant adverse impact on our financial condition or results of operations.

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	We incur significant increased costs as a result of operating as a public company in the United States, and our management is required to devote substantial time to new compliance initiatives.

●	If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

Risks Related to Our Financial Position and Capital Requirements

We have a history of operating losses and we may never achieve or maintain profitability.

We have a limited operating history and a history of losses from operations. As of March 31, 2026, we had an accumulated deficit of $35,592,214. Our existing cash and cash equivalents will be insufficient to fully fund our business plan. Our ability to achieve profitability will depend on whether we can obtain additional capital when we need it, complete the development of our technology, obtain required regulatory approvals and continue to develop arrangements with data center partners. There can be no assurance that we will ever achieve profitability.

We may require additional capital to fund our business and support our growth, and our inability to generate and obtain such capital on acceptable terms, or at all, could harm our business, operating results, financial condition and prospects.

We intend to continue to make substantial investments to fund our business and support our growth. In addition, we may require additional funds to respond to business challenges, including the need to develop new features or enhance our solutions, improve our operating infrastructure or acquire or develop complementary businesses and technologies. As a result, in addition to the revenues we generate from our business, we may need to engage in additional equity or debt financing to provide the funds required for these and other business endeavors. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities issue could have rights, preferences and privileges superior to those of holders of our Common Shares. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain such additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely impacted. In addition, our inability to generate or obtain the financial resources needed may require us to delay, scale back, or eliminate some or all of our operations, which may have a significant adverse impact on our business, operating results and financial condition.

Our independent registered public accountants have noted that we may not survive as a going concern.

Our independent registered public accountants have included a “going concern” explanatory paragraph in its report on our consolidated financial statements for the years ended December 31, 2025 and December 31, 2024, concurring with management’s representation of expressing substantial doubt about our ability to continue as an ongoing business for the next twelve months. Our consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. If we cannot secure the financing needed to continue as a viable business, our shareholders may lose some or all of their investment in us.

Risks Related to our Core Gaming Business and Industry

We have a limited operating history with respect to our Core Gaming apps, which makes it difficult to evaluate our current business and future performance and the risks we may encounter.

Our limited operating history with respect to our Core Gaming apps, may make it difficult to evaluate our current business and our future performance. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including our ability to:

●	accurately forecast our revenue and plan our operating expenses;

●	attract new and retain existing users of our apps;

●	successfully compete with current and future competitors, some of whom are clients;

●	successfully expand our Core Gaming business in existing markets and enter new markets and geographies;

●	successfully expand partnerships;

●	develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased usage of our apps by consumers, as well as the deployment of new features and services;

●	comply with existing and new laws and regulations applicable to our business;

●	anticipate and respond to macroeconomic changes and changes in the markets in which we operate;

●	establish and maintain our brand and reputation;

●	adapt to rapidly evolving trends in the ways businesses and consumers interact with technology;

●	effectively manage our rapid growth;

●	avoid interruptions or disruptions in our Core Gaming technologies or apps; and

●	hire, integrate, and retain key personnel.

Further, because we have limited historical financial data and operate in a rapidly evolving market, any financial planning and forecasting, including predictions about our future revenue and expenses, may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations. If we fail to address the risks and uncertainties that we face, including those described under “ and elsewhere in this MD&A, our business, financial condition, and results of operations could be adversely affected.

Our results of operations have fluctuated in the past and are likely to fluctuate significantly from quarter-to-quarter and year-to-year in the future for a variety of reasons, many of which are outside of our control and difficult to predict. As a result, you should not rely upon our historical results of operations as indicators of future performance. Numerous factors can influence our results of operations, including:

●	our ability to maintain and grow our business client and user bases;

●	changes to our technologies, apps, or other offerings, or the development and introduction of new software or development of new mobile apps by our studios or our competitors;

●	changes to the policies or practices of companies or governmental agencies that determine access to third-party platforms, such as the Apple App Store and the Google Play Store, apps, website, or the internet generally;

●	changes to the policies or practices of third-party platforms, such as the Apple App Store and the Google Play Store, including with respect to Apple’s Identifier for Advertisers (“IDFA”), which helps advertisers assess the effectiveness of their advertising efforts, and with respect to transparency regarding data processing;

●	our ability to achieve the anticipated synergies from our strategic acquisitions and effectively integrate new assets and businesses acquired by us;

●	the actions of our competitors, both with respect to their own offerings and, to the extent such competitors are also our clients, with respect to their use of our services;

●	costs and expenses related to the strategic acquisitions and partnerships, including costs related to integrating mobile gaming studios or other companies that we acquire, as well as costs and expenses related to the development of our technologies, BI platform, or apps;

●	our ability to maintain and increase profitability;

●	increases in and timing of operating expenses that we may incur to expand our operations and to remain competitive;

●	changes in the legislative or regulatory environment, including with respect to privacy and data protection, or actions by governments or regulators, including fines, orders, or consent decrees;

●	charges associated with impairment of any assets on our balance sheet;

●	adverse litigation judgments, settlements, or other litigation-related costs and the fees associated with investigating and defending claims;

●	the overall tax rate for our business, which may be affected by the mix of income we earn in the United States and in jurisdictions with comparatively lower tax rates;

●	the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued and may significantly affect the effective tax rate of that period;

●	the application of new or changing financial accounting standards or practices; and

●	changes in regional or global business or macroeconomic conditions, which may impact the other factors described above.

In particular, it is difficult to predict if, when, or how quickly newly-launched apps may begin to generate revenue or decline in popularity. Further, we cannot be certain if a new app will become popular amongst users and generate revenue. The success of our business depends in part on our ability to develop and enhance our technologies and consistently and timely launch new apps. It is difficult for us to predict with certainty when we will launch a new app as we may require longer development schedules or soft launch periods to meet our quality standards and expectations. If we are unable to successfully launch or acquire new apps or maintain or improve existing apps, our business and results of operations could be adversely affected.

The failure to attract new users, the loss of users, or a reduction in playing by these users could adversely affect our business, financial condition and results of operations.

A significant portion of our revenue is advertising revenue. We collect revenue from advertisers spending on our apps. Revenue generated from our apps comes from advertisers that purchase ad inventory from our diverse portfolio of mobile games. As is common in the mobile app industry our advertisers do not have long-term advertising commitments with us. Our success depends in part on our ability to satisfy our advertising clients.

Our revenue could also be impacted by a number of other factors, including:

●	our ability to attract and retain users;

●	our ability to maintain or increase advertiser demand and third-party publisher supply, the quantity, or quality of advertisements shown to users, or our pricing of advertisements;

●	our ability to continue to increase user engagement with our apps;

●	mobile app changes or inventory management decisions we may make that change the size, format, frequency, or relative prominence of advertisements displayed on our apps;

●	our ability to recruit, train, and retain personnel to support our continued growth;

●	our ability to establish and maintain our brand and reputation;

●	government actions or legislative, regulatory, or other legal developments relating to advertising, including developments that may impact our ability to deliver, target, or measure the effectiveness of advertising;

●	changes that limit our ability to deliver, target, or measure the effectiveness of advertising, including changes to policies by mobile operating system and third-party platform providers, and the degree to which users opt out of certain types of ad targeting as a result of changes and controls implemented in connection with such policy changes and with the E.U. General Data Protection Regulation (the “GDPR”), ePrivacy Directive, the California Consumer Privacy Act (the “CCPA”), and the Children’s Online Privacy Protection Act (“COPPA”);

●	decisions by clients to reduce their advertising due to concerns about legal liability or uncertainty regarding their own legal and compliance obligations, or due to negative publicity, regardless of its accuracy, involving us, our user data practices, advertising metrics or tools, our apps, or other companies in our industry; and

●	the impact of macroeconomic conditions, whether in the advertising industry in general, or among specific types of clients within particular geographies.

The occurrence of any of these or other factors in the future could result in a reduction in demand for our services and use of our apps, which may reduce the prices we receive for our advertisements or cause clients to stop advertising with us altogether, either of which would adversely affect our business, financial condition and results of operations. The failure to attract new advertising clients, loss of clients, or reduction in spending by our clients could adversely affect our business, financial condition, and results of operations.

Security breaches, improper access to or disclosure of our data or user data, other hacking and phishing attacks on our systems, or other cyber incidents could harm our reputation and adversely affect our business.

Like companies in the mobile app industry in general, we are prone to cyberattacks by third parties seeking unauthorized access to our data or the data of our clients or users or to disrupt our ability to provide app marketing services. Our technologies and apps involve the collection, storage, processing, and transmission of a large amount of data, including personal information, and we and our third-party service providers otherwise store and process information, including our confidential and proprietary business information, and personal information and other information relating to our employees and clients or other third parties. Any failure to prevent or mitigate security breaches or incidents impacting our systems or other systems used in our business, or improper access to or disclosure of our data, including source code, or user data, including personal information, content, or payment information from users, or information from clients or other third parties, that we store or otherwise process, could result in the unauthorized loss, modification, disclosure, destruction, or other misuse of such data, or unavailability of data. Any such event, or the perception that it has occurred, could adversely affect our business and reputation, damage our operations, result in claims, litigation or regulatory investigations or enforcement actions, fines, penalties, or other liability or obligations, and diminish our competitive position. In particular, a breach or incident, whether electronic, or otherwise, impacting systems on which source code or other sensitive data are stored could lead to loss, disruption, unavailability, or piracy of, or damage to, our offerings, lost or reduced ability to protect our intellectual property, and diminished competitive position.

Computer malware (including ransomware), viruses, social engineering (predominantly spear phishing attacks or credential stuffing), and general hacking have become more prevalent in the mobile app industry. Any actual or attempted breaches, incidents, or attacks may cause disruptions or interruptions to our technologies, apps, or other offerings, degrade the user experience, impair, disrupt, or interrupt our internal systems and other systems and networks used in our business, or adversely affect our reputation, business, financial condition, and results of operations. Our efforts to protect our data, user data, and information from clients, partners, and other third parties, and to disable or otherwise respond to undesirable activities on our technologies or apps, may also be unsuccessful due to: software bugs or other technical defects, errors, or malfunctions; employee, contractor, vendor, or partner error or malfeasance, including defects or vulnerabilities in information technology systems or offerings; cyberattacks, attacks designed to disrupt systems or facilities, or breaches of physical security of our facilities or technical infrastructure; or other threats that evolve. Additionally, any such breach, incident, attack, malfunction, defect, or vulnerability, or the perception that any of these has occurred, may cause clients or users to lose confidence and trust in our apps and otherwise harm our reputation and market position.

In addition, some developers or other business partners may receive or store information provided by us or by our users through mobile or web apps or other means. These third parties may misappropriate our information and engage in unauthorized use of it. If these third parties fail to adopt or adhere to adequate data security practices, or experience a breach of, or other security incident impacting, their networks or systems, our data or our users’ data may be lost, destroyed, or improperly accessed, modified, disclosed, or otherwise misused. In such an event, or if such an event is perceived to have occurred, we may suffer damage to our reputation, may have increased costs arising from the restoration or implementation of additional security measures, and we may face claims, demands, investigations and other proceedings by private parties or governmental actors, and fines, penalties, and other liability or obligations, any of which could adversely affect our business, financial condition, and results of operations. Any theft or unauthorized use or publication of our confidential business information as a result of such an event could also adversely affect our business, competitive position, and results of operations.

Cyberattacks continue to evolve in sophistication and volume, and inherently may be difficult to detect for long periods of time. Although we have developed systems and processes that are designed to protect our data, user data, and information from our partners, to prevent data loss, disable undesirable accounts and activities on our technologies or apps, and to prevent and detect security breaches, we cannot assure you that such measures will provide comprehensive security, that we will be able to identify breaches or other incidents or to react to them in a timely manner or that our remediation efforts will be successful. We experience cyberattacks and other security incidents of varying degrees from time to time, and we may incur significant costs in investigating, protecting against, litigating, or remediating such incidents.

Additionally, our offerings operate in conjunction with, and we are in some cases dependent upon, third-party products, services, and components. Our ability to monitor our third-party service providers’ data security is limited, and in any event, attackers may be able to circumvent our third-party service providers’ data security measures. There have been and may continue to be significant attacks on certain third-party providers, and we cannot guarantee that our or our third-party providers’ systems and networks have not been breached or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our systems and networks or the systems and networks of third parties that support us. If there is a security vulnerability, error, or other bug in one of these third-party products, services, and components and if there is a security exploit targeting them, we could face increased costs, claims, liability, and additional or new obligations, reduced revenue, and harm to our reputation or competitive position. We and our service providers may be unable to anticipate these techniques, react, remediate or otherwise address any security vulnerability, breach or other security incident in a timely manner, or implement adequate preventative measures.

In addition to our efforts to mitigate cybersecurity risks, we are making significant investments in privacy, safety, security, and content review efforts. As a result of these efforts, we anticipate that we will discover incidents of misuse of user data or other undesirable activity by third parties. We may not discover all such incidents or activity, whether as a result of our data limitations, the reallocation of resources to other projects, or other factors, and we may be notified of such incidents or activity by users, the media, or other third parties. Such incidents and activities have in the past, and may in the future, include the use or other processing of user data or our systems in a manner inconsistent with our terms, contracts or policies, the existence of false or undesirable user accounts, improper advertising practices, activities that threaten people’s safety on- or offline or instances of spamming, scraping, data harvesting, or unsecured datasets. We may also be unsuccessful in our efforts to enforce our policies or otherwise remediate or respond to any such incidents effectively or in a timely manner. Any of the foregoing developments, or any reports of them occurring or the perception that any of them has occurred, could adversely affect user trust and engagement, harm our brand and reputation, require us to change our business practices, result in claims, demands, investigations and other proceedings by private parties or governmental actors, and fines, penalties, and other liability or obligations, and adversely affect our business, financial condition, and results of operations.

We are subject to a variety of laws and regulations in the United States and abroad relating to cybersecurity and data protection, a number of which also provide a private right of action. Affected users or government authorities could initiate legal or regulatory actions against us in connection with any actual or perceived security breaches or improper access to or disclosure of data, which has occurred in the past and which could cause us to incur significant expense and liability, distract management and technical personnel, and result in orders or consent decrees forcing us to modify our business practices. Such actual or perceived incidents or our efforts to remediate such incidents may also result in a decline in our active user base or engagement levels. Any of these events could adversely affect our reputation, business, financial condition, or results of operations.

Our insurance coverage may not extend to all types of privacy and data security breaches or other incidents, and it may be insufficient to cover all costs and expenses associated with such incidents. Further, such insurance may not continue to be available to us in the future on economically reasonable terms, or at all, and insurers may deny us coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or coinsurance requirements, could have a material adverse effect on our business, including our reputation, financial condition, or results of operations.

The mobile app industry is intensely competitive. If clients or users prefer our competitors’ products or services over our own, our business, financial condition, and results of operations could be adversely affected.

We face significant competition. We offer services for developers to get their mobile apps discovered and downloaded by the users. We collect revenue from advertising fees paid by mobile app advertisers from the sale of advertising in our apps and sale of advertising in co-developed or third-party apps. We also face competition from providers of developer tools that enable developers to reach their audiences or manage or optimize their advertising campaigns. These companies vary in size and include Facebook, Google, and Unity Software as well as various private companies. Several of these companies are also our clients. Clients who are also competitors may decide to invest in their own offerings rather than continue to use our technology or advertise on our apps.

Additionally, we also compete with businesses that develop online and mobile games and other mobile apps, which vary in size and include companies such as Activision Blizzard (which was acquired by Microsoft), Tencent, and Zynga (which was acquired by Take-Two Interactive), as well as other public and private companies. Many of these companies are also our partners and clients. As we expand our global operations and mobile app offerings, we increasingly face competition from high-profile companies with significant online presences that may introduce new or expanded offerings, such as Apple, Facebook, Google, Microsoft, and Snap. In addition, other large companies that to date have not actively focused on mobile apps or gaming may decide to develop mobile apps or gaming offerings, such as Amazon’s recently introduced games platform, or work with other developers. Some of these current and potential competitors have significantly greater resources than we do that they can use to develop, acquire, or brand additional mobile apps or gaming alternatives, and may have more diversified revenue sources than we do and therefore may be less severely affected by changes in consumer preferences, regulations, or other developments that may impact our business or industry.

Further, as there are relatively low barriers to entry to develop and publish a mobile app, we expect new competitors to enter the market and existing competitors to allocate more resources towards developing and marketing competing games and apps. As our mobile games are free to play, our apps compete primarily on the basis of user experience rather than price. The proliferation of apps makes it difficult for us to differentiate ourselves from our competitors and compete for users.

We also face competition for advertising spending and for the discretionary spending, leisure time, and attention of our users from game platforms such as personal computer and console games, and other leisure time activities, such as television, movies, music, sports, and the internet. In addition, non-game applications for mobile devices, such as social media and messaging, television, movies, music, dating, and sports, have become increasingly popular, making the overall mobile app industry highly fragmented and making it more difficult for any mobile app to differentiate itself. Our future growth depends in part on the overall health of the mobile app ecosystem and in particular, mobile gaming. Increasing competition could result in decreases in the number of users of our apps, increased user acquisition costs, lower engagement with our apps, and loss of key personnel, all of which could adversely affect our business, financial condition, or results of operations.

Some of our current and potential competitors may be domiciled in different countries and subject to political, legal, and regulatory regimes that enable them to compete more effectively than us, particularly those located outside of the United States. Some of our current and potential competitors may have greater resources, more diversified revenue streams, better technological or data analytics capabilities, or stronger brands or competitive positions in certain product segments, geographic regions, or user demographics than we do. If clients or users prefer our competitors’ products or services over our own, or if our competitors are better able to adapt to changes in the preferences of publishers or users, regulations, or other developments, our business, financial condition, and results of operations could be adversely affected.

The mobile app industry is subject to rapid technological change, and if we do not adapt to, and appropriately allocate our resources among, emerging technologies and business models, our business, financial condition, and results of operations could be adversely affected.

Technology changes rapidly in the mobile app industry. Our future success depends in part on our ability to adapt to trends and to innovate. To attract new clients and users and increase revenue from our current clients and users, we will need to enhance and improve our technologies and apps. We may not introduce enhancements of our existing technology and offerings, and new offerings, in a timely or cost-effective manner and any such enhancements may contain errors or defects.

Our business also currently depends in part on the growth and evolution of the internet, especially mobile internet-enabled devices. The number of people using mobile internet-enabled devices has increased rapidly over time, and we expect that this trend will continue. The mobile app industry, however, may not grow in the way that we anticipate. We must continually anticipate and adapt to emerging technologies to stay competitive. As the technological infrastructure for internet access continues to improve and evolve, consumers will be presented with more opportunities to access apps and play games on a variety of devices and platforms and to experience other leisure activities that may compete with mobile apps. Forecasting the financial impact of these emerging technologies and business models is inherently uncertain and volatile. If we decide to support a new technology or business model in the future, it may require entering into business arrangements with new platforms or other third parties, which may be on terms that are less favorable to us than those for traditional technologies or business models.

To invest in a new technology or expand our offerings, we must invest financial resources and management attention. We may invest significant resources in a new offering or in a strategic acquisition or partnership, which could prove unsuccessful or prevent us from directing these resources towards other opportunities. We may never recover the often-substantial up-front costs of developing and marketing emerging technologies or business models, or recover the opportunity cost of diverting management and financial resources. Further, our competitors may adopt an emerging technology or business model more quickly or effectively than we do, creating products that are technologically superior to ours or attract more users than ours.

If, on the other hand, we do not continue to enhance our technologies or apps, or do not appropriately allocate our resources amongst opportunities, or we otherwise elect not to pursue new business models that achieve significant commercial success, we may face adverse consequences. For example, we do not currently offer our apps on all devices or all gaming platforms. If the devices on which our apps are available decline in popularity or become obsolete faster than anticipated, or if new platforms emerge other than those on which our games are offered, we could experience a decline in revenue and in our number of app users, and we may not achieve the anticipated return on our development efforts. It may take significant time and expenditures to shift product development resources to new technologies, and it may be more difficult to compete against existing products incorporating such technologies. If new technologies render mobile devices obsolete or we are unable to successfully adapt to and appropriately allocate our resources amongst current and new technologies, our business, financial condition, and results of operations could be adversely affected.

Our technologies, apps, and internal systems rely on software and hardware that is highly technical, and any errors, bugs, or vulnerabilities in these systems, or failures to address or mitigate technical limitations in our systems, could adversely affect our business, financial condition, and results of operations.

Our technologies, apps and internal systems rely on software and hardware that is highly technical and complex. In addition, our technologies, apps and internal systems depend in part on the ability of such software and hardware to store, retrieve, process, and manage large amounts of data. The software and hardware on which we rely has contained, and will in the future contain errors, bugs, or vulnerabilities and our systems are subject to certain technical limitations that may compromise our ability to meet our objectives. Some errors, bugs, or vulnerabilities inherently may be difficult to detect. Errors, bugs, vulnerabilities, design defects, or technical limitations within the software and hardware on which we rely have in the past led to, and may in the future lead to, outcomes including a negative experience for clients and users who use our offerings, compromised ability of our offerings to perform in a manner consistent with our terms, contracts, or policies, delayed app launches or enhancements, targeting, measurement, or billing errors, compromised ability to protect the data of our users and/or our intellectual property, or reductions in our ability to provide some or all of our services. To the extent that any such errors, bugs, vulnerabilities, or defects impact our apps or services, our clients may become dissatisfied with our offerings, our brand and reputation may be harmed, and we may make operational decisions, such as with respect to our apps, that are based on inaccurate data. Any errors, bugs, vulnerabilities, or defects in our systems or the software and hardware on which we rely, failures to properly address or mitigate the technical limitations in our systems, or associated degradations or interruptions of service may lead to outcomes including damage to our reputation, increased product engineering expenses, regulatory inquiries, litigation, or liability for fines, damages, or other remedies, any of which could adversely affect our business, financial condition, and results of operations.

Our business depends in part on our ability to maintain and scale our apps, and any significant disruption to our technologies or apps could damage our reputation, result in a potential loss of engagement, and adversely affect our business, financial condition, and results of operations.

Our reputation and ability to attract and retain our clients and users depends in part on the reliable performance of our technologies and apps. We have in the past experienced, and may in the future experience, interruptions in the availability or performance of our offerings from time to time. Our systems may not be adequately designed or may not operate with the reliability and redundancy necessary to avoid performance delays or outages that could be harmful to our business. If our apps are unavailable when users attempt to access them, or if they do not load as quickly as expected, users may not use our offerings as often in the future, or at all, which could adversely affect our business and results of operations. As we continue to grow, we will need an increasing amount of technical infrastructure, including network capacity and computing power, to continue to satisfy our needs and the needs of our clients and users. We may fail to continue to effectively scale and grow our technical infrastructure to accommodate these increased demands, which may adversely affect our user engagement and revenue growth. Additionally, we presently rely in part on third-party data centers and cloud hosting infrastructure. Our business may be subject to interruptions, delays, or failures resulting from natural disasters and other events outside of our control that impact us or these third-party providers. If such an event were to occur, users may be subject to service disruptions or outages and we may not be able to recover our technical infrastructure and user data in a timely manner to restart or provide our services. If we fail to efficiently scale and manage our infrastructure, or if events disrupt our infrastructure or those of our third-party providers, our business, financial condition, and results of operations could be adversely affected.

If we are unable to launch new apps and successfully monetize them, or continue to improve the experience and monetization of our existing apps, our business, financial condition, and results of operations could be adversely affected.

Our business depends in part on launching or acquiring, and continuing to service, mobile apps. We have devoted and we expect to continue to devote substantial resources to the research, development, and marketing of our apps. Our development and marketing efforts are focused on improving the experience of our existing apps, developing new apps, and successfully monetizing our apps. Our apps generate revenue primarily through the sale of advertising. For apps distributed through third-party platforms, we are required to share a portion of the proceeds from in-game sales with the platform providers, which share may be subject to changes or increases over time. In order to maintain and increase our profitability, we need to generate sufficient revenue from our existing and new apps to offset our ongoing development, marketing, and other operating expenses.

The success of our apps depends in part on unpredictable and volatile factors beyond our control including user preferences, competing apps, new third-party platforms, and the availability of other entertainment experiences. If our apps do not meet user expectations or if they are not brought to market in a timely and effective manner, our business and results of operations could be adversely affected.

In addition, our ability to successfully launch apps and their ability to achieve commercial success will depend in part on our ability to:

●	effectively market our apps to existing and new users;

●	achieve a positive return on investment from our marketing and user acquisition costs or achieve organic, non-paid user growth;

●	adapt to changing trends, user preferences, new technologies, and new feature sets for mobile and other devices, including determining whether to invest in development for any new technologies, and achieve a positive return on the costs associated with such adaptation;

●	continue to adapt mobile app feature sets for an increasingly diverse set of mobile devices, including various operating systems and specifications, limited bandwidth, and varying processing power and screen sizes;

●	achieve and maintain successful user engagement and effectively monetize our apps;

●	develop mobile games that can build upon or become franchise games and expand and enhance our mobile games after their initial releases;

●	continue to attract publishers to advertise on our apps;

●	work with third-party platforms and obtain opportunities to feature our apps to their audience;

●	compete successfully against a large and growing number of competitors;

●	accurately forecast the timing and expense of our operations, including mobile app and feature development, marketing, and user acquisition;

●	minimize and quickly resolve bugs or outages; and

●	retain and motivate talented and experienced developers and other key personnel

These and other uncertainties make it difficult to know whether we will succeed in continuing to develop and launch new apps. Further, casual games, which is the part of the mobile app market we focus on, has a relatively short lifespan, which means we need to be constantly innovating and updating our gaming apps and/or introducing new ones.

If we fail to retain existing users or add new users cost-effectively, or if our users decrease their level of engagement with our apps, our business, financial condition, and results of operations could be adversely affected.

The size of our user base and the level of user engagement with our apps are critical to our success. Our results of operations have been and will continue to be significantly determined by our success in acquiring and engaging app users, which drives the amount of advertising we can place and the rates that advertising clients will pay for such ad placements. We expect that the number of our app users may fluctuate or decline in one or more markets from time to time, particularly in markets where we have achieved higher penetration rates. In addition, if people do not perceive our apps as useful or entertaining, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement, which could harm our revenue. A number of mobile apps that achieved early popularity have since seen their user bases or user engagement levels decline. There is no guarantee that we will not experience a similar erosion of our app users or user engagement levels. Any number of factors can adversely affect user growth and engagement, including if:

●	users increasingly engage with mobile apps offered by competitors or mobile apps in categories other than those of our apps;

●	we fail to introduce new apps or features that users find engaging or that achieve a high level of market acceptance or we introduce new apps, or make changes to existing apps, that are not favorably received;

●	users feel that their experience is diminished as a result of the decisions we make with respect to the frequency, prominence, format, size, and quality of advertisements that we display;

●	users have difficulty installing, updating, or otherwise accessing our apps as a result of actions by us or third parties;

●	we are unable to continue to develop apps that work with a variety of mobile operating systems and networks; and

●	concerns emerge among our user and potential user base about the quality of our apps, our data practices or concerns related to privacy and sharing of personal information and other user data, safety, security, or other factors.

Additionally, we expect that it will become increasingly difficult and more expensive for us to acquire users for our apps for a variety of reasons, including the increasingly competitive nature of the mobile app industry and the significant amount of time and attention users are dedicating to competing entertainment options. If our competitors increase their user acquisition spending, we could experience higher costs per an install for our apps, which would adversely affect our margins and profit. Furthermore, our spending on user acquisition is based on certain assumptions about their projected behavior, particularly for new apps for which we do not have similar apps in our portfolio to aid us in our modeling efforts. If we are unable to grow our user base and increase our user engagement levels, or unable to do so cost effectively, our business, financial condition, and results of operations could be adversely affected.

We are highly dependent on Moremo, a PRC company (“Moremo”) and the former parent company of Newbyera Technology Limited, our Hong Kong operating subsidiary (“Newbyera”), to provide us with labor and back-office operations, and any disruption to the provision of such outsourced services could materially and adversely affect our business, financial condition, and results of operations.

Pursuant to a Labor Service Contract on Dispatch and Employment between Newbyera and Moremo, from whom we acquired Newbyera in June 2024, we rely on contractors provided through Moremo to conduct much of our operations. We also rely on Moremo for administrative services pursuant to an Outsourcing Service Contract between Newbyera and Moremo. Our dependence on Moremo presents a number of risks that could materially and adversely affect our business, financial condition, and results of operations.

While our agreements with Moremo provide Moremo only limited termination rights, primarily for non-payment, this does not guarantee that we will continue to receive services from Moremo, nor from the contractors that we have retained both on an ongoing and ad-hoc basis through our arrangement with Moremo. We primarily rely on highly skilled, technically trained and creative contractors retained through Moremo to run our business and develop new technologies and create innovative games. Such employees, particularly game designers, engineers and project managers with desirable skill sets, are in high demand and would be difficult to replace if we lost a significant number of them due to the termination of our agreement with Moremo or otherwise (such as if Moremo was no longer able to retain a sufficient number of contractors on our behalf). The loss of such contract personnel could cause us to experience material interruptions in product development, delays in bringing new games to market, difficulties in our relationships with customers, and the inability to successfully serve ads and to increase or maintain our revenue as a result, and could otherwise adversely affect our business and prospects.

In addition, while we might be able to retain other service providers to replace Moremo should our agreements with them be terminated or they otherwise cease providing services to us under these agreements, there is no guarantee that we could do so, or that we could do so on terms equally favorable to us as those in our agreements with Moremo. Further, our business operations would be disrupted, potentially materially, while we were in the process of retaining new service providers, which could have a material adverse impact on our business, reputation, prospects, results of operation and financial condition.

While Newbyera has a contractual right to supervise the personnel contracted through Moremo, we have less control over and oversight of the work performed by contractors than we would if the work were performed by our own employees. There could be instances where these independent contractors fail to comply with applicable law or with our policies and procedures. For example, new mobile games may not be developed on time, or there could be a delay in us learning of problems or errors and thus a delay in our response to those issues. If any such delays, problems or errors were to occur, or any of these independent contractors violated applicable law with respect to the work they do for us, it could materially and adversely affect our business, reputation and prospects as well as our revenue, financial condition and cash flow. In addition, it is possible that we could be held civilly or criminally accountable based on vicarious liability because of the actions of our independent contractors or if Moremo does not comply with applicable law, particularly applicable employment laws, in connection with its provision of services to us even though Moremo has indemnified us for losses we incur on account of its actions or inactions.

Finally, laws and regulations relating to the use of contractors may vary in the jurisdictions in which we operate. These contractors could be deemed employees of Newbyera despite our outsourcing arrangements, or changes in legal and regulatory restrictions could impact our ability to use contractors in the future.

We have entered into strategic partnerships with mobile gaming developers, and a failure to maintain such relationships may harm our ability to launch new apps as well as our brand and reputation.

From time to time, we have entered into strategic partnerships with mobile gaming studios. We have historically allowed these studios to continue their operations with a degree of autonomy. In certain of these transactions, we have bought games from such studios and entered into development agreements whereby such studios provide us support in developing and improving games and grant us a right of first refusal with respect to future games. These agreements typically have a fixed term, after which the studios may choose not to continue working with us. Any deterioration in our relationship with these studios may harm our ability to monetize the games we co-develop and launch and future mobile games that we co-develop with these studios and may lead to such studios choosing not to renew their agreements with us. Further, if such a studio becomes dissatisfied with us, our brand and reputation may be harmed and we may have more difficulty entering into similar agreements in the future. Additionally, international studios with whom we enter into such partnerships may be located in areas with less certain legal and regulatory regimes or more potential risks, which may increase our costs to maintain such strategic partnership. If we are unable to maintain any of these partnerships, we may be required to invest significant resources in expanding our development program or entering into agreements with additional mobile gaming studios in order to continue producing the same volume and quality of apps, and our business, financial condition, and results of operations could be adversely affected.

We rely on third-party platforms to distribute our apps and collect revenue, and if our ability to do so is harmed, or such third-party platforms change their policies in such a way that restricts our business, increases our expenses, or limits the information we derive from our apps, our business, financial condition, and results of operations could be adversely affected.

The mobile app industry depends in part on a relatively small number of third-party distribution platforms, such as the Apple App Store, the Google Play Store, and Meta, some of which are direct competitors. We derive significant revenue from the distribution of our apps through these third- party platforms. We are subject to the standard policies and terms of service of such third-party platforms, which generally govern the promotion, distribution, content, and operation of applications on such platforms. Each platform provider has broad discretion to change and interpret its terms of service and other policies with respect to us and other mobile app companies, and those changes may be unfavorable to us. A platform provider may also change its fee structure, add fees associated with access to and use of its platform, alter how mobile apps are labeled or are able to advertise on its platform, change how the personal information of its users is made available to developers on its platform, limit the use of personal information for advertising purposes, restrict how users can share information on its platform or across platforms, or significantly increase the level of compliance or requirements necessary to use its platform. We rely in part on IDFA to provide us with data that helps us better market and monetize apps.

If we violate, or a distribution platform provider believes that we have violated, a distribution platform’s terms of service, or if there is any change or deterioration in our relationship with such a distribution provider, that platform provider could limit or discontinue our access to its platform. If one of our distribution platform partners were to limit or discontinue the distribution of our apps on their platform, it could adversely affect our business, financial condition, and results of operations.

We also rely on the continued popularity, user adoption, and functionality of third-party platforms. In the past, some of these platform providers have been unavailable for short periods of time. In addition, third-party platforms also impose certain file size limitations, which may limit the ability of users to download some of our larger apps in over-the-air updates. Aside from these over-the-air file size limitations, a larger game file size could cause users to delete our mobile games once the file size grows beyond the capacity of their devices’ storage limitations or could reduce the number of downloads of these mobile games.

If issues arise with third-party platforms that impact the visibility or availability of our apps, our users’ ability to access our apps or our ability to monetize our apps, or otherwise impact the design or effectiveness of our business, financial condition, and results of operations could be adversely affected.

Our revenue has been concentrated in various ways and the loss of, or a significant reduction in, any such revenue source, or our failure to successfully expand and diversify our revenue sources could adversely affect our business, financial condition, and results of operations.

We have historically experienced revenue concentration with respect to certain apps and the in-app advertising portion of our business. Our future success depends, in part, on launching and successfully monetizing additional apps and on establishing and maintaining successful relationships with a diverse set of clients. While our apps consist of hundreds of mobile games, currently a limited number of those are responsible for a significant portion of our revenue. The loss or failure to continuously monetize one of these apps could have a significant impact on our results of operations. Similarly, our future success depends, in part, on our ability to successfully develop and monetize additional mobile games and other mobile apps. If we are unable to successfully launch new apps, our reliance on a limited number of apps may increase.

More generally, we face concentration risk in that our apps operate primarily in the mobile app industry and specifically mobile gaming. As such, our business depends, in part, on the continued health and growth of these industries. Further, a significant amount of our total revenue is derived through a limited number of third-party distribution platforms, such as the Apple App Store, the Google Play Store, and Facebook.

We have experienced recent rapid growth, which may not be indicative of our future growth. We may be unable to effectively manage the growth of our business, which could adversely affect our business, financial condition, and results of operations.

Our growth until now should not be relied upon as an indication of our future performance, as we may not be able to sustain our growth rate in the future. Even if our revenue continues to increase, we expect that our revenue growth rate may decline in the future as a result of a variety of factors, including because of more difficult comparisons to prior periods and the saturation of the market. The overall growth of our revenue depends in part on our ability to execute on our business plans.

Additionally, the growth and expansion of our business has placed and continues to place a significant strain on our management, operations, financial infrastructure, and corporate culture. Our future success depends in part on our ability to manage this expanded business. If not managed effectively, this growth could result in the over-extension of our management systems and information technology systems and our internal controls and procedures may not be adequate to support this growth. Failure to adequately manage our growth in any of these ways may cause damage to our brand and reputation and adversely

Our international operations are subject to increased challenges and risks generally.

We expect to continue to expand our international operations in the future by opening new offices, entering into strategic partnerships with new international game studios, acquiring companies that may have international operations, and providing our apps in additional countries and languages. Expanding our international operations may subject us to risks associated with:

●	recruiting and retaining talented and capable management and employees in foreign countries;

●	the diversion of senior management attention;

●	challenges caused by distance, language, and cultural differences;

●	developing and customizing apps that appeal to the tastes and preferences of users in international markets;

●	the inability to offer certain services or apps in certain foreign countries;

●	competition from local mobile app developers with intellectual property rights and significant market share in those markets and with a better understanding of user preferences;

●	utilizing, protecting, defending, and enforcing our intellectual property rights;

●	negotiating agreements with local distribution platforms that are sufficiently economically beneficial to us and protective of our rights;

●	the inability to extend proprietary rights in our brand, content, or technology into new jurisdictions;

●	implementing alternative payment methods for features and virtual goods in a manner that complies with local laws and practices and protects us from fraud;

●	compliance with applicable foreign laws and regulations, including anti-bribery laws, privacy laws, and laws relating to content and consumer protection;

●	credit risk and higher levels of payment fraud;

●	currency exchange rate fluctuations;

●	protectionist laws and business practices that favor local businesses in certain countries;

●	double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws in the United States or the foreign jurisdictions in which we operate;

●	political, economic, and social instability, such as the Iran war and Russia-Ukraine conflict and its impacts on the region and the regional and global economy;

●	higher costs associated with doing business internationally, including costs related to local advisors;

●	export or import regulations; and

●	trade and tariff restrictions.

Our ability to successfully gain market acceptance in any particular international market is uncertain and, in the past, we have experienced difficulties and have not been successful in all the countries we have entered. If we are unable to continue to expand internationally or manage the complexity of our global operations successfully, our business, financial condition, and results of operations could be adversely affected.

Our business is subject to economic, market, and geopolitical conditions as well as to natural disasters beyond our control.

Our gaming revenue is driven in part by discretionary consumer spending habits and preferences, and by advertising spending patterns. Historically, consumer purchasing and advertising spending have each declined during economic downturns and periods of uncertainty regarding future economic prospects or when disposable income or consumer lending is lower. General macroeconomic conditions, such as a recession or economic slowdown in the United States or internationally, including those resulting from geopolitical issues such as the Iran war or the Russia-Ukraine conflict, could create uncertainty and adversely affect discretionary consumer spending habits and preferences as well as advertising spending. Uncertain economic conditions may also adversely affect our clients. As a result, we may be unable to continue to grow in the event of future economic slowdowns. We are particularly susceptible to market conditions and risks associated with the mobile app industry, which also include the popularity, price, and timing of our apps, changes in user demographics, the availability and popularity of other forms of entertainment, and critical reviews and public tastes and preferences, which may change rapidly and cannot necessarily be predicted.

We anticipate incurring higher operating expenses in the future, and we may not be able to achieve or maintain our profitability in any given period. If we cannot achieve or maintain our profitability, our business could be adversely affected.

We may not always achieve sufficient revenue or manage our expenses in order to achieve positive cash flow from operations or profitability in any given period. Our operating expenses may continue to rise as we implement additional initiatives designed to increase revenue, potentially including developing our technologies; launching apps; strategic acquisitions and partnerships; client and user acquisition spending; international expansion; hiring employees or entering into additional contractor arrangements; and taking other steps to strengthen and grow our company. We are likely to recognize costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower, or may develop more slowly, than we expect. We also anticipate that the costs of acquiring new clients and mobile app users, and otherwise marketing our offerings and apps, will continue to rise. Further, we may continue to incur significant costs in connection with strategic acquisitions and partnerships, which costs may increase or become more concentrated to the extent that we enter into larger transactions. If we are not able to maintain positive cash flow in the long term, we may require additional financing, which may not be available on favorable terms or at all, and that may be dilutive to our stockholders. If we are unable to generate adequate revenue growth and manage our expenses, we may incur significant losses in the future and may not be able to maintain positive cash flow from operations or profitability.

We generally do not have long-term agreements with our clients.

Our clients are not required to enter into long-term agreements with us and may choose to stop using our advertising publishing services at any time. For example, our advertising agreements can be executed in as little as one day and can be terminated for convenience on two days’ notice. In order to continue to grow this part of our business, we must consistently provide offerings that clients see as valuable and choose to use. If we fail to maintain our relationships with our clients, or if the terms of these relationships become less favorable to us, our results of operations would be harmed. Additionally, as certain of our clients are also our competitors, these clients may choose to invest in their own offerings rather than continue to use our offerings. Any failure to maintain our relationships with our clients could adversely affect our business, financial condition, and results of operations.

If our apps do not meet user expectations, or contain objectionable content, our reputation, business, financial condition, and results of operations could be adversely affected.

Expectations regarding the quality, performance, and integrity of our apps are high. We must continually adapt to changing user preferences including the popularity of various game categories and styles of play. Users may be critical of our apps, business models, or business practices for a wide variety of reasons, including perceptions about gameplay, fairness, game content, features, or services. Independent industry analysts may publish reviews of our apps from time to time, as well as those of our competitors, and perception of our apps in the marketplace may be significantly influenced by these reviews. We have no control over what users or these industry analysts report. If users and industry analysts negatively respond to our apps or changes that we make to our apps, or provide negative reviews of our apps, our reputation, business, financial condition, and results of operations could be adversely affected.

Further, despite reasonable precautions, some users may be offended by certain mobile app content, advertisements displayed in our apps or by the treatment of other users. For example, if users believe that an advertisement displayed in one of our apps contains objectionable content, we could experience damage to our brand and reputation and users could refuse to continue to engage with such app and pressure platform providers to remove the app from their platforms. While such content may violate our terms and we may subsequently remove it, our brand and reputation may nonetheless be harmed and our clients may become dissatisfied with our services. Furthermore, steps that we may take in response to such instances, such as temporarily or permanently shutting off access of a user to our apps, could adversely affect our business and results of operations. Any failure to meet user expectations or provide our apps without objectionable content could adversely affect our reputation, business, financial condition, and results of operations.

The proliferation of “cheating” programs and scam offers that seek to exploit our mobile games and users may adversely affect game-playing experiences and lead users to stop playing our mobile games. Our failure to maintain adequate customer support may enhance these risks.

Our users rely on our customer support organization to resolve any issues relating to our mobile games. Customer support is important for satisfying user expectations regarding the quality, performance, and integrity of our mobile games. We currently have limited customer support operations. If we do not effectively train, supplement, and manage our customer support organization to assist our users, and if that support organization does not succeed in helping users quickly resolve issues or provide effective ongoing support, we could experience decreased user engagement and harm to our reputation with potential new users.

Additionally, unrelated third parties have developed, and may continue to develop, “cheating” programs that enable users to exploit vulnerabilities in our mobile games, play them in an automated way, collude to alter the intended game play, or obtain unfair advantages over other users who do play fairly. These programs harm the experience of users who play fairly and may disrupt the virtual economies of our mobile games. In addition, unrelated third parties have attempted to scam our users with fake offers for virtual goods or other game benefits. These unauthorized or fraudulent transactions are usually arranged on third-party websites and the virtual goods offered may have been obtained through unauthorized means, such as exploiting vulnerabilities in our mobile games, or may be fraudulent offers. We do not generate any revenue from these transactions. These unauthorized purchases and sales from third-party sellers could impede our revenue and profit growth.

There can be no assurance that our customer support and other efforts to detect, prevent, or minimize these unauthorized or fraudulent transactions will be successful, that these actions will not increase over time or that our customer support efforts will be successful in resolving user issues. Any failure to maintain adequate customer support or success of third-party cheating programs or scams may negatively affect game-playing experiences and lead users to stop playing our mobile games, which could adversely affect our business, financial condition, and results of operations.

We are highly dependent on Newbyera’s former parent company, Moremo, from whom we acquired Newbyera in June 2024, to provide us with labor and back-office operations, and any disruption to the provision of such outsourced services could materially and adversely affect our business, financial condition, and results of operations.

Pursuant to a Labor Service Contract on Dispatch and Employment between Moremo and Newbyera, we rely on contractors provided through Moremo to conduct much of our operations. We also rely on Moremo for administrative services pursuant to an Outsourcing Service Contract between Newbyera and Moremo. Our dependence on Moremo presents a number of risks that could materially and adversely affect our business, financial condition, and results of operations.

While our agreements with Moremo provide Moremo only limited termination rights, primarily for non-payment, this does not guarantee that we will continue to receive services from Moremo, nor from the contractors that we have retained both on an ongoing and ad-hoc basis through our arrangement with Moremo. We primarily rely on highly skilled, technically trained and creative contractors retained through Moremo to run our business and develop new technologies and create innovative games. Such employees, particularly game designers, engineers and project managers with desirable skill sets, are in high demand and would be difficult to replace if we lost a significant number of them due to the termination of our agreement with Moremo or otherwise (such as if Moremo was no longer able to retain a sufficient number of contractors on our behalf). The loss of such contract personnel could cause us to experience material interruptions in product development, delays in bringing new games to market, difficulties in our relationships with customers, and the inability to successfully serve ads and to increase or maintain our revenue as a result, and could otherwise adversely affect our business and prospects.

In addition, while we might be able to retain other service providers to replace Moremo should our agreements with them be terminated or they otherwise cease providing services to us under these agreements, there is no guarantee that we could do so, or that we could do so on terms equally favorable to us as those in our agreements with Moremo. Further, our business operations would be disrupted, potentially materially, while we were in the process of retaining new service providers, which could have a material adverse impact on our business, reputation, prospects, results of operation and financial condition.

While Newbyera has a contractual right to supervise the personnel contracted through Moremo, we have less control over and oversight of the work performed by contractors than we would if the work were performed by our own employees. There could be instances where these independent contractors fail to comply with applicable law or with our policies and procedures. For example, new mobile games may not be developed on time, or there could be a delay in us learning of problems or errors and thus a delay in our response to those issues. If any such delays, problems or errors were to occur, or any of these independent contractors violated applicable law with respect to the work they do for us, it could materially and adversely affect our business, reputation and prospects as well as our revenue, financial condition and cash flow. In addition, it is possible that we could be held civilly or criminally accountable based on vicarious liability because of the actions of our independent contractors or if Moremo does not comply with applicable law, particularly applicable employment laws, in connection with its provision of services to us even though Moremo has indemnified us for losses we incur on account of its actions or inactions.

Finally, laws and regulations relating to the use of contractors may vary in the jurisdictions in which we operate. These contractors could be deemed employees of Newbyera despite our outsourcing arrangements, or changes in legal and regulatory restrictions could impact our ability to use contractors in the future.

Legal and Regulatory Risks Related to our Core Gaming Business

We are subject to laws and regulations concerning privacy, information security, data protection, consumer protection, advertising, tracking, targeting, and protection of minors, and these laws and regulations are continually evolving. Our actual or perceived failure to comply with these laws and regulations could adversely affect our business, financial condition, and results of operations.

We receive, store, and process personal information and other data and we enable our users to share their personal information with each other and with third parties, including within our apps. There are numerous federal, state, and local laws around the world regarding privacy and the collection, storing, sharing, use, processing, disclosure, deletion, and protection of personal information and other data, the scope of which are changing, subject to differing interpretations, and may be inconsistent between countries or conflict with other rules.

Various government and consumer agencies have called for new regulation and changes in industry practices and are continuing to review the need for greater regulation for the collection of information concerning consumer behavior on the internet, including regulation aimed at restricting certain targeted advertising practices. For example, the GDPR, which became effective in May 2018, created new individual privacy rights and imposed worldwide obligations on companies processing personal data of European Union (“EU”) users, which created a greater compliance burden for companies with European users, and subjects violators to substantial monetary penalties. The United Kingdom has implemented legislation that substantially implements the GDPR and which also provides for substantial monetary penalties. In June 2021, the European Commission announced a decision of “adequacy” concluding that the United Kingdom ensures an equivalent level of data protection to the GDPR, which provides some relief regarding the legality of continued personal data flows from the European Economic Area to the United Kingdom. Such adequacy decision must, however, be renewed after four years and may be modified or revoked in the interim. We cannot fully predict how United Kingdom data protection laws or regulations may develop in the medium to longer term, nor the effects of divergent laws and guidance regarding how data transfers to and from the United Kingdom will be regulated,

Another example is the State of California’s passage of the CCPA, which went into effect in 2020 and created new privacy rights for users residing in the state, including a private right of action for data breaches. The California Privacy Rights Act (“CPRA”) went into effect on January 1, 2023, and significantly modified the CCPA, resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Additionally, other states are considering, and in some cases have enacted, comprehensive privacy legislation, some of which provide for private rights of action, which may increase the likelihood of class action litigation that could also adversely affect our reputation, business, financial condition, and results of operations. For example, several states in the U.S. have proposed or enacted laws that contain obligations similar to the CCPA and CPRA that have taken effect or will take effect in coming years. The U.S. federal government is also contemplating federal privacy legislation. Our efforts to comply with existing and future legal requirements has required us and will continue to require us to devote significant operational resources and incur significant expenses. Our privacy and data protection compliance and oversight efforts will require significant time and attention from our management and board of directors.

Further, children’s privacy has been a focus of recent enforcement activities and subjects our business to potential liability that could adversely affect our business, financial condition, or operating results. Enforcement of COPPA, which requires companies to obtain parental consent before collecting personal information from children known to be under the age of 13or from child-directed websites or online services, has increased in recent years. In addition, the GDPR prohibits certain processing of the personal information of children under the age of 13 to 16 (depending on jurisdiction) without parental consent where consent is used as the lawful basis for processing that personal information. The CCPA, as amended and supplemented by the CPRA, requires companies to obtain the consent of children in California under the age of 16 (or parental consent for children under the age of 13) before selling their personal information. There also may be various laws, regulations, industry standards, codes of conduct, or other actual or asserted obligations relating to children’s privacy to which we may be, or be asserted to be, subject, or that may otherwise impact our business and operations. For example, the United Kingdom’s Age Appropriate Design Code (“AADC”) is one such regulatory framework that has been adopted in the United Kingdom that focuses on online safety and protection of children’s privacy online, and similar frameworks are being considered for adoption in other jurisdictions. California also has enacted the California Age-Appropriate Design Code Act (“ADCA”), which will take effect on July 1, 2024. The ADCA implements into law certain principles taken from the AADC, among other things, and imposes substantial new obligations upon companies that offer online services, products, or features “likely to be accessed” by children, defined under the ADCA as anyone under 18 years of age. Although we take reasonable efforts to comply with these laws and regulations, we may in the future face claims under COPPA, the GDPR, the CCPA, the CRPA, or other laws, regulations, or other actual or asserted obligations relating to children’s privacy.

All of our mobile games are subject to privacy policies and terms of service located in application storefronts, within our mobile games, and on our respective websites. We endeavor to comply with industry standards and are subject to the terms of our privacy-related obligations and commitments to users and third parties. We strive to comply with all applicable laws, policies, legal obligations, and certain industry codes of conduct relating to privacy and data protection, to the extent reasonably possible. It is possible, however, that these obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. It is also possible that new laws, policies, legal obligations, or industry codes of conduct may be passed, or existing laws, policies, legal obligations, or industry codes of conduct may be interpreted in such a way that could prevent us from being able to offer services to citizens of a certain jurisdiction or may make it costlier or more difficult for us to do so. Any failure or perceived failure by us to comply with our terms of service or privacy policy, or with applicable laws, regulations, or legal, contractual, or other actual or asserted obligations to users or third parties, concerning privacy, information security, data protection, consumer protection, or protection of minors, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, may result in governmental enforcement actions or other proceedings, claims, demands, and litigation by private parties, or public statements against us by consumer advocacy groups or others and could cause our users to lose trust in us, which could adversely affect our business, financial condition, or results of operations. Additionally, if third parties we work with, such as users, co-developers, vendors, or service providers, violate applicable laws or our policies, such violations may also put our users’ information at risk and could in turn adversely affect our reputation, business, financial condition, and results of operations.

Our business is subject to a variety of U.S. and foreign laws, many of which are unsettled and still developing, which could subject us to claims or otherwise adversely affect our business, financial condition, and results of operations.

We are subject to a variety of laws in the United States and abroad that affect our business, including state and federal laws regarding consumer protection, electronic marketing, protection of minors, data protection, and privacy, competition, taxation, intellectual property, money transmission, money laundering, investment screening, export, and national security, which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the United States. There is a risk that existing or future laws may be interpreted in a manner that is not consistent with our current practices and which could adversely affect our business. As our business and service offerings grow and evolve and our apps are used in a greater number of countries, we may also become subject to laws and regulations in additional jurisdictions or other jurisdictions may claim that we are required to comply with their laws and regulations. The regulation of AI technologies is a relatively new and evolving area of law which we may be subject to as some of the tools we use to develop and co-develop our apps incorporate AI technologies, and as we continue to explore the use of AI in our future offerings, including our apps. For example, in the EU, the EU Artificial Intelligence Act, once enacted, will impose a regulatory framework for companies’ development and use of AI systems. Beyond the EU and U.S., more than 37 countries have proposed AI-related legal frameworks. There is a risk that existing or future laws may be interpreted in a manner that is not consistent with our current practices and that could adversely affect our business.

With respect to our apps, we are potentially subject to a number of foreign and domestic laws and regulations that affect the offering of certain types of content, many of which are ambiguous or still evolving and could be interpreted in ways that could adversely affect our business or expose us to liability. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. It is difficult to predict how existing or new laws may be applied to these or similar game mechanics or genres. Further, laws or regulations may vary significantly across jurisdictions.

Furthermore, the growth and development of electronic commerce and virtual goods may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as Core AI that conduct business through the internet and mobile devices. For example, China implemented a policy in September 2021 that restricts online gaming for those under age 18 to one hour in the evening on Fridays, weekends, and public holidays. In addition, other countries such as Australia have implemented or are considering implementing similar restrictions. We anticipate that scrutiny and regulation of our industry will increase and we will be required to devote legal and other resources to addressing such regulation. For example, existing laws or new laws regarding the labeling of free-to-play mobile games, or the regulation of currency, banking institutions, unclaimed property or money transmission, may be interpreted to cover our mobile games and the virtual currency, goods, or payments that we receive. We may also expand into new business opportunities that subject us to additional laws and regulations. As such, we may be required to seek licenses, authorizations, or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements and we may be subject to additional regulation and oversight, all of which could significantly increase our operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere regarding these activities may lessen the growth of the mobile app industry. Any costs that we incur as a result of adapting to laws and regulations, or as a result of liability in connection therewith, could adversely affect our business, financial condition, and results of operations.

The development and use of AI in our Core Gaming business, combined with an uncertain regulatory environment, may adversely affect our business, reputation, financial condition or results of operations.

We use AI technologies in our Core Gaming business, and we are investing in the expansion of our AI capabilities, including possibly generative AI. These technologies are complex and rapidly evolving. The introduction of AI technologies into new or existing products may result in new or enhanced governmental or regulatory scrutiny, litigation, confidentiality, privacy, data protection, or security risks, ethical concerns, or other complications that could adversely affect our business, reputation, financial condition or results of operations. The impact of AI technology on intellectual property ownership and licensing rights, including copyright, has not been fully addressed by U.S. courts or other federal or state laws or regulations, and the use of third-party AI technologies in connection with our products and services may result in exposure to claims of copyright infringement or other intellectual property misappropriation. AI technologies, including generative AI, may create content that appears correct but is factually inaccurate or flawed. Our customers or others may rely on or use this flawed content to their detriment, which may expose us to brand or reputational harm, competitive harm, and/or legal liability.

We are subject to the Foreign Corrupt Practices Act, and similar anti-corruption and anti- bribery laws, and non-compliance with such laws could subject us to criminal penalties or significant fines and adversely affect our business and reputation.

We are subject to the Foreign Corrupt Practices Act (the “FCPA”) and similar anti-corruption and anti-bribery laws applicable in the jurisdictions in which we conduct business. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years, are interpreted broadly and prohibit companies, their employees, and third party business partners, representatives, and agents from promising, authorizing, making or offering improper payments or other benefits, directly or indirectly, to government officials and others in the private sector in order to influence official action, direct business to any person, gain any improper advantage, or obtain or retain business. As we continue to expand our business internationally, our risks under these laws increase.

We and our third-party business partners, representatives, and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of our employees, third-party business partners, representatives, and agents, even if we do not explicitly authorize such activities. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure you that our employees, third-party business partners, representatives, and agents will not take actions in violation of our policies or applicable law, for which we may be ultimately held responsible and our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.

Any violation of the FCPA or other applicable anti-corruption laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, suspension or disbarment from U.S. government contracts, substantial diversion of management’s attention, significant legal fees and fines, severe criminal or civil sanctions against us, our officers, or our employees, disgorgement of profits, other sanctions and remedial measures, and prohibitions on the conduct of our business, any of which could adversely affect our reputation, business, financial condition, and results of operations.

We are subject to governmental export controls and economic sanctions laws that could impair our ability to compete in global markets or subject us to liability if we violate the controls.

Our apps may be subject to U.S. export controls. Exports of our products and the underlying technology may require export authorizations, including by license, a license exception, or other appropriate government authorizations, including the filing of an encryption classification request or self-classification report, as applicable.

Furthermore, our activities are subject to U.S. economic sanctions laws and regulations administered by the U.S. Department of Treasury’s Office of Foreign Assets Control that prohibit the shipment of most technologies to embargoed jurisdictions or sanctioned parties without the required export authorizations. If we need to obtain any necessary export license or other authorization for a particular sale, the process may be time-consuming and may result in the delay or loss of opportunities to sell our products.

We take precautions to prevent our products and the underlying technology from being provided, deployed or used in violation of export control and sanctions laws, including implementation of IP address blocking and sanctioned person screening, and are in the process of further enhancing our policies and procedures relating to export control and sanctions compliance. We cannot assure you, however, that our policies and procedures relating to export control and sanctions compliance will prevent violations in the future by us or our partners or agents. If we are found to be in violation of U.S. sanctions or export control regulations, including failure to obtain appropriate import, export, or re-export licenses or permits, it can result in significant penalties and government investigations, as well as reputational harm and loss of business. Knowing and willful violations can result in possible incarceration for responsible employees and managers.

In addition to the United States, various other countries regulate the import and export of certain encryption and other technology, including import and export licensing requirements, and have enacted laws that could limit our ability to distribute our apps. Changes in our apps or future changes in export and import regulations may create delays in the introduction of new apps and the underlying technology in international markets, prevent our clients with global operations from deploying our products globally, or, in some cases, prevent the export or import of our apps to certain countries, governments, or persons altogether. From time to time, various governmental agencies have proposed additional regulation of encryption technology.

Our growth strategy includes further expanding our operations and client and user base in international markets and acquiring companies that may operate in countries where we do not already do business. Such acquisitions may subject us to additional or expanded export regulations. Further, any change in export or import regulations or controls, economic sanctions or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or offer our services to, existing or potential clients with global operations. Any decreased use of our apps or services or limitation on our ability to export or sell our apps and services in major international markets could adversely affect our business, financial condition, and results of operations.

We may require additional capital to meet our financial obligations and support growth of our Core Gaming business, and this capital may not be available on acceptable terms or at all.

We intend to continue to make significant investments to support the growth of our business Core Gaming business and may require additional funds to respond to business challenges, including the need to continue to develop our technologies and BI platform, enhance our existing apps and develop new apps and features, improve our operating infrastructure, or enter into strategic acquisitions and other business relationships. Accordingly, we may need to engage in equity, equity-linked, or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could experience significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common shares. Any debt financing that we secure in the future could involve offering additional security interests and undertaking restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. We may not be able to obtain additional financing on terms favorable to us, if at all. Additionally, if we seek to access additional capital or increase our borrowing, there can be no assurance that financing and credit may be available on favorable terms, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business, financial condition, or results of operations could be adversely affected.

Changes in tax laws or tax rulings could adversely affect our effective tax rates, business, financial condition, and results of operations.

The tax regimes we are subject to or operate under are unsettled and may be subject to significant change. Changes in tax laws or tax rulings, or changes in interpretations of existing laws, could cause us to be subject to additional income-based taxes and non-income taxes (such as payroll, sales, use, value added, digital, net worth, property, and goods and services taxes), which in turn could adversely affect our financial condition and results of operations. For example, in December 2017, the U.S. federal government enacted the tax reform legislation known as the Tax Cuts and Jobs Act (the 2017 Tax Act). The 2017 Tax Act significantly changed the existing U.S. corporate income tax laws by, among other things, lowering the U.S. corporate tax rate, implementing a partially territorial tax system, and imposing a one-time deemed repatriation tax on certain post-1986 foreign earnings. In addition, beginning in 2022, the Tax Act will require U.S. research and experimental expenditures to be capitalized and amortized ratably over a five-year period. Any such expenditures attributable to research conducted outside the U.S. must be capitalized and amortized over a 15-year period. Furthermore, many countries in the EU, as well as a number of other countries and organizations such as the Organization for Economic Cooperation and Development, have recently proposed or recommended changes to existing tax laws or have enacted new laws that could impact our tax obligations. Some of these or other new rules could result in double taxation of our international earnings. Any significant changes to our future effective tax rate could adversely affect our business, financial condition, and results of operations.

We may have exposure to greater than anticipated tax liabilities.

Our income tax obligations are based in part on our corporate operating structure and intercompany arrangements, including the manner in which we develop, value, manage, and use our intellectual property and the valuation of our intercompany transactions. The tax laws applicable to our business, including the laws of the United States and other jurisdictions, are subject to interpretation and certain jurisdictions are aggressively interpreting their laws in new ways in an effort to raise additional tax revenue. Our existing corporate structure and intercompany arrangements have been implemented in a manner we believe is in compliance with current prevailing tax laws. The taxing authorities of the jurisdictions in which we operate, however, may challenge our methodologies for valuing developed technology or intercompany arrangements, which could impact our worldwide effective tax rate and adversely affect our financial condition and results of operations. Moreover, changes to our corporate structure, including through acquisitions, could impact our worldwide effective tax rate and adversely affect our business, financial condition, and results of operations.

Significant judgment is required in evaluating our tax positions and our worldwide provision for (benefit from) taxes. During the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. Our tax obligations and effective tax rates could be adversely affected by changes in the relevant tax, accounting, and other laws, regulations, principles, and interpretations, including those relating to income tax nexus, by our earnings being lower than anticipated in jurisdictions where we have lower statutory rates and higher than anticipated in jurisdictions where we have higher statutory rates, by challenges to our intercompany relationships and transfer pricing arrangements. The relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our business, with some changes possibly affecting our tax obligations in future or past years. We believe that our financial statements reflect adequate reserves to cover such a contingency, but there can be no assurances in that regard.

If we are found liable for content that is distributed through or advertising that is served through our apps, our business could be adversely affected.

As a distributor of content, we face potential liability for negligence, copyright, patent or trademark infringement, public performance royalties, or other claims based on the nature and content of materials that we distribute. The Digital Millennium Copyright Act (the “DMCA”) is intended, in part, to limit the liability of eligible service providers for caching, hosting, or linking to user content that includes materials that infringe copyrights or other rights. We rely on the protections provided by the DMCA in conducting our business.

However, the DMCA and similar statutes and doctrines that we may rely on in the future are subject to uncertain judicial interpretation and regulatory and legislative amendments. Future regulatory or legislative changes may ultimately require us to take a more active approach towards content moderation, which could diminish the depth, breadth, and variety of content we offer and, in so doing, reduce our revenue. Moreover, the DMCA provides protections primarily in the United States. If the rules around these statutes and doctrines change, if international jurisdictions refuse to apply similar protections, or if a court were to disagree with our application of those rules to our business, we could incur liability and our business could be adversely affected. If we become liable for these types of claims as a result of the content that is included in our apps or the advertisements that are served in our apps, then our business may be adversely affected. Litigation to defend these claims could be costly and the expenses and damages arising from any liability could adversely affect our business. Our insurance may not be adequate to cover these types of claims or any liability that may be imposed on us.

Legal or regulatory proceedings and settlements could cause us to incur additional expenses or otherwise adversely affect our business, financial condition, and results of operations.

We are involved in or may become involved in claims, suits, government investigations, including formal and informal inquiries from government authorities and regulators, and proceedings arising in the ordinary course of our business, including actions with respect to intellectual property claims, securities claims, privacy, data protection, or law enforcement matters, tax matters, labor and employment claims, commercial and acquisition-related claims, and other matters. We may become the subject of investigations, inquiries, data requests, requests for information, actions, and audits in the United States and around the world, particularly in the areas of privacy, data protection, law enforcement, consumer protection, and competition, as we continue to grow and expand our operations.

Any such claims, suits, government investigations, and proceedings are inherently uncertain and their results cannot be predicted with certainty. Regardless of their outcomes, such legal or regulatory proceedings can have an adverse impact on us because of legal costs, diversion of management and other personnel attention, and other factors. In addition, it is possible that a resolution of one or more such proceedings could result in substantial costs, civil and criminal liability, penalties, or sanctions, as well as judgments, consent decrees, or orders preventing us from offering certain features, functionalities, products or services, or requiring a change in our business practices, products or technologies, which could adversely affect our reputation, business, financial condition, and results of operations.

Risks Related to Hong Kong

The Chinese government, in general, could exercise significant oversight and discretion over the conduct of our business and has made statements indicating an intent to exert more oversight and control over offerings that are conducted overseas and over foreign investment in China-based issuers.

Although our subsidiary Newbyera is based in a special administrative region of the PRC, which enjoys separate governing and economic systems from that of mainland China under the principle of one country, two systems, Hong Kong is part of China and, as such, the Chinese government could intervene or influence our operations at any time, which could result in a material change in Newbyera’s operations and the value of our Common Stock. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas or over foreign investment in China-based issuers, in particular any effort to extend such actions directly or indirectly to Hong Kong-based companies, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We are subject to risks relating to economic, political, legal, and social conditions in Hong Kong.

Any adverse changes in the economic, political, legal, and social conditions of Hong Kong could lead to an adverse impact on the demand for Newbyera’s services and result in deteriorating financial performance of the Company.

We cannot assure you that there will not be any political movements or large-scale political unrest in Hong Kong that could adversely impact the market. If such unrest or movement persists for a substantial period of time, it may lead to disruption of the general economic, political, and social conditions in Hong Kong, and Newbyera’s overall business, results of operations, and financial condition may be adversely affected.

The Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact Newbyera’s operations in Hong Kong.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties of the government bodies responsible for safeguarding national security and specifies four categories of offences - secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security - and their corresponding penalties. On July 14, 2020, the U.S. President signed the Hong Kong Autonomy Act (the “HKAA”), into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including the then Hong Kong Chief Executive Carrie Lam and the current Hong Kong Chief Executive John Lee. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under the HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with a foreign person sanctioned under this authority. The imposition of sanctions may directly affect foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. The ramifications of the Hong Kong National Security Law and the HKAA are still unfolding, and it is therefore difficult to predict the full impact on Hong Kong and companies located in Hong Kong. If Newbyera is accused of violating the Hong Kong National Security Law or the HKAA by competent authorities, its business operations, financial position, and results of operations could be materially and adversely affected.

Risks Related to our Planned Data Center Business

We have no operating history which can be evaluated with respect to our planned AI data center business.

We recently have begun to focus on transforming the Company into a global AI technology and infrastructure company by seeking to expand our business operations into the development of a next-generation, vertically integrated global network of high-performance computing (“HPC”) and artificial intelligence (“AI”) data centers. However, we have no operating history which can be evaluated with respect to our planned business and individually, only limited experience in this sector. Accordingly, there can be no assurance given that we can successfully establish this business or to the extent we are successful in doing so, that it will ever generate significant revenues or achieve profitability.

We intend to primarily rely on joint ventures and similar collaborations with third parties to identify potential development sites, and construct and operate HPC and AI data centers domestically and internationally.

We intend to primarily rely on joint ventures and similar collaborations with third parties to identify and potential development sites, and design, build and operate HPC and AI data centers domestically and internationally. In these joint ventures and collaborations, we will seek to combine Core Gaming’s AI expertise and AI-native infrastructure and our capital markets expertise with the experience of our joint venture partners in identifying, development sites and designing, building and operating data centers. During the first quarter of 2026, we have entered into three joint venture agreements with Optimus Technology Group, Toto Digital & Technology Solutions, LLC and Allianca Group, Inc. for the development of HPC and AI data centers domestically and internationally in their respective market sectors and a memorandum of understanding with CSPM Resources SDN BHD to pursue data center development opportunities in Malaysia. In general, each of these collaborations provide that in each data center project mutually agreed upon our partner will be responsible for presenting potential projects and approved projects, with Core Holdings using it commercially reasonable best efforts to secure financing for the projects. The collaborations will be 50/50 joint ventures, with our equity interest in the project subject to increase up to 80% depending on the amount of financing capital we are able to secure and contribute to the project. Upon completion, we expect that the data centers will either be operated by the respective joint venture or sold to a third party or third parties on a turnkey basis. As these collaborations are in their early stages, no projects have as yet been presented to the respective joint ventures for approval, not has any financing commitment been secured. Accordingly, there can be no assurance that our joint venture arrangements will lead to the successful development of any domestic or international data centers or that the Company will be successful in implementing its business plan. Should any of these joint ventures lead to the design, building and operation of HPC and AI data centers, the failure to maintain good relations with our joint venture partners or a breach of any of the joint venture agreements could adversely affect our business, financial condition and results of operations.

The design, building and operation of HPC and AI data centers is capital intensive and there can be no assurance that the necessary financing can be secured for development efforts.

The design, building and operation of HPC and AI data centers in capital intensive. It will largely be our responsibility to secure financing for any project agreed upon with our joint venture partners. There can be no assurance that financing will be available when and in the amounts required, as well as on commercially reasonable terms. If we are unable to secure financing when required, our ability to implement our expansion plans and our business, financial condition and results of operations will be adversely affected.

The success of any data center project will be dependent in large part on the ability to purchase significant quantities of electric power on commercially reasonable terms. Failure to secure electric power in sufficient quantities and at commercially reasonable rates can adversely affect the operation of any data center, as well as our business, financial condition and results of operations.

HPC and AI data centers are significant consumers of electric power and their success is dependent in part on the ability to purchase significant quantities of electric power on commercially reasonable terms. If we are unable to do so for any HPC or AI data center which we ultimately develop and construct with our joint venture partners, operation of that data center and our business, financial condition and results of operations will be adversely affected.

Our planned HPC and AI data center business is subject to rapid changes in customer requirements, technology standards and infrastructure design, which may increase costs, delay development or make our facilities less competitive.

The markets for HPC and AI infrastructure are evolving rapidly. Customer requirements may change quickly with respect to power density, cooling architecture, rack design, network configuration, resiliency standards, security and deployment timelines. Advances in semiconductors, systems architecture, model efficiency and data center design may also change the infrastructure needed to support these workloads. As a result, facilities designed based on current assumptions may require redesign, retrofitting or additional capital to remain commercially attractive. If we do not anticipate and respond to these changes in a timely and cost-effective manner, our development timelines may be extended, our costs may increase and our facilities may become less competitive.

We may be unable to procure, install or integrate specialized equipment required for HPC and AI workloads, including electrical, cooling, networking and other long-lead-time components, on acceptable terms or at all.

The design, building and operation of HPC and AI data centers depend on the timely availability of specialized equipment and materials, including transformers, switchgear, generators, cooling systems, liquid cooling components, network equipment, fiber infrastructure, control systems and other critical components. Many of these items have long lead times, are available from a limited number of suppliers or are subject to allocation, pricing pressure, transportation constraints or import-related disruptions. Even when equipment is available, installation and integration may be delayed by design changes, contractor performance, site conditions, commissioning issues or interoperability challenges. Failure to procure, install or integrate this equipment on schedule and on acceptable terms could delay project completion, increase costs, limit capacity, impair performance or reduce profitability.

Tariffs, trade restrictions, import duties, export controls and other changes in trade policy may increase our capital costs, disrupt our supply chain and adversely affect the design, building and operation of our planned data centers.

Our planned data center business will depend on equipment, materials and components that may be sourced, directly or indirectly, from foreign manufacturers or suppliers, including electrical equipment, cooling systems, generators, transformers, switchgear, networking equipment, semiconductors, servers and other specialized infrastructure. Changes in tariffs, import duties, trade restrictions, export controls, sanctions, customs rules or other trade policies may increase the cost of these items, reduce availability, lengthen delivery times or otherwise disrupt our supply chain. These measures may also increase our suppliers’ and contractors’ costs and create broader market uncertainty that delays customer decisions or infrastructure investment. If we cannot mitigate these impacts through pricing, sourcing alternatives or contractual protections, our capital expenditures, operating costs, development timelines and project economics could be materially adversely affected.

A decline in demand for HPC and AI data center capacity or an oversupply of such capacity could adversely affect our business, financial condition and results of operations.

Should there be either a decline in demand for HPC and AI data center capacity or an oversupply of such capacity, a decline in use of our data centers or in the prices charged to clients may result, which could adversely affect our business, financial condition and results of operations.

Many of the risks set forth under “Risk Factors” and elsewhere in this MD&A relating to our Core Gaming business are equally as applicable to our planned data center business.

Many of the risks set forth under “Risk Factors” and elsewhere in this MD&A relating to our Core Gaming business are equally as applicable to our planned data center business. These include, among others, risks related to:

●	Cyberattacks and data breaches;

●	intense industry competition;

●	rapid technological change in the industry and the ability to meet such changes;

●	the ability to manage growth;

●	international operations;

●	economic, market and geopolitical conditions and natural disasters;

●	compliance with continually evolving laws and regulations concerning, among other matters, privacy, information security and data protection;

●	compliance with a variety of other U.S. and foreign laws;

●	the development and use of AI;

●	compliance with anti-corruption and bribery laws;

●	changes in tax laws or tax rulings;

●	greater than anticipated tax liabilities; and

●	legal or regulatory proceedings and settlements.

Risks Related to our Intellectual Property

Failure to protect or enforce our proprietary and intellectual property rights or the costs involved in such enforcement could adversely affect our business, financial condition, and results of operations.

We regard our technologies, BI platform, and apps and related source code as proprietary and rely on a variety of methods, including a combination of copyright, patent, trademark, and trade secret laws and non-disclosure agreements, to protect our proprietary rights. We view the protection of our trade secrets, copyrights, trademarks, service marks, trade dress, domain names, patents, and other product rights as critical to our success. We strive to protect our intellectual property rights by relying on federal, state, and common law rights, as well as contractual restrictions and business practices. We also enter into confidentiality and invention assignment agreements with our contractors and confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. These contractual arrangements and business practices, however, may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others.

We own or license, and pursue the registration of, copyrights, trademarks, service marks, domain names, and patents in the United States and in certain locations outside the United States. This process can be expensive and time-consuming, may not always be successful depending on local laws or other circumstances, and we also may choose not to pursue registrations in every location depending on the nature of the project to which the intellectual property rights pertain. We may, over time, increase our investments in protecting our creative works.

We are aware that some unauthorized copying of our apps occurs, and if a significantly greater amount of unauthorized copying of our apps were to occur, it could adversely affect our business. In addition, even if authorized copying of our apps occurs, third-party platforms may not remove infringing material. We also cannot be certain that existing intellectual property laws will provide adequate protection for our products in connection with emerging technologies. As a result, our ability to fully protect our products, technologies and solutions under current and future legal regimes may be limited or impacted by future laws, regulations, interpretations or other legislative or judicial actions. Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity, and diversion of management and technical resources. If we fail to maintain, protect, and enhance our intellectual property rights, our business, financial condition, and results of operations could be adversely affected.

We are, and may in the future be, subject to intellectual property disputes, which are costly to defend and could require us to pay significant damages and could limit our ability to use certain technologies in the future.

From time to time, we have faced, and we may face in the future, allegations that we have infringed the trademarks, copyrights, patents, and other intellectual property rights of third parties. Intellectual property litigation may be protracted and expensive, and the results are difficult to predict. As the result of any court judgment or settlement, we may be obligated to alter our technologies or apps, in a particular geographic region or worldwide, pay royalties or significant settlement costs, purchase licenses, or develop substitutes.

Some of our development tools contain open source software, and we license some of our software through open source projects, which may pose particular risks to our proprietary software, products, and services in a manner that could adversely affect our business, financial condition, and results of operations.

We use open source software in our app creation tools and apps and expect to continue to use open source software in the future. In addition, we contribute software source code to open source projects under open source licenses or release internal software projects under open source licenses, and anticipate continuing to do so in the future. The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, under some open source licenses, if we combine our proprietary software with open source software in a certain manner, third parties may claim ownership of, a license to, or demand release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code. Such third parties may also seek to enforce the terms of the applicable open source license through litigation which, if successful, could require us to make our proprietary software source code freely available, purchase a costly license, or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to open source license requirements, use of certain open source software may pose greater risks than use of third-party commercial software, since open source licensors generally do not provide warranties or controls on the origin of software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could adversely affect our business, financial condition, and results of operations.

Our ability to acquire and maintain licenses to intellectual property may affect our business, financial condition, and results of operations. Competition for these licenses may make them more expensive and increase our costs.

From time to time, we also acquire rights to third-party intellectual property. Proprietary licenses may limit our use of intellectual property to specific uses and for specific time periods, require time and attention of licensors in providing guidance and related approvals, and include other contractual obligations with which we must comply. Additionally, competition for these licenses is intense and often results in increased advances, minimum payment guarantees, and royalties to the licensor, and as such we may be unable to identify suitable licensing targets or complete licensing arrangements. If we are unable to obtain and remain in compliance with the terms of these licenses or obtain additional licenses on reasonable economic terms, our business and results of operations could be adversely affected. Further, if the mix of the games we publish shifts toward mobile games in which we use licensed intellectual property, or if we develop additional apps that require licensing of third-party intellectual property, our overall margins may be reduced due to royalty obligations.

In addition, many of our apps are built on proprietary source code of third parties, such as Unity Software. Unity Software offers certain solutions that may compete with our offerings. If we are unable to renew licenses to proprietary source code underlying our mobile games, or the terms and conditions of these licenses change at the time of renewal, our business, financial condition, and results of operations could be adversely affected. We rely on third parties, including Unity Software, to maintain versions of their proprietary engines that allow us to distribute our mobile games on multiple platforms. If a third party from whom we license source code discontinues support for one or more of these platforms, our business, financial condition, and results of operations could be adversely affected.

Risks Related to Ownership of Our Common Shares

We do not know whether an active, liquid and orderly trading market will develop for our Common Shares or what the market price of our Common Shares will be and as a result it may be difficult for you to sell your Common Shares.

You may not be able to sell your shares quickly or at the market price if trading in our Common Shares is not active. an inactive market may also impair our ability to raise capital by selling our securities and may impair our ability to enter into strategic partnerships or acquire companies or products by using our Common Shares as consideration.

We expect that our stock price will fluctuate significantly.

The trading price of our Common Shares is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

●	market conditions in the broader stock market in general, or in our industry in particular;

●	actual or anticipated fluctuations in our quarterly financial and operating results;

●	introduction of new products and services by us or our competitors;

●	sales, or anticipated sales, of large blocks of our stock;

●	issuance of new or changed securities analysts’ reports or recommendations;

●	failure of industry or securities analysts to maintain coverage of our company, changes in financial estimates by any industry or securities analysts that follow our company, or our failure to meet such estimates;

●	additions or departures of key personnel;

●	regulatory or political developments;

●	changes in accounting principles or methodologies;

●	acquisitions by us or by our competitors;

●	litigation and governmental investigations; and

●	economic, political and geopolitical conditions or events.

These and other factors may cause the market price and demand for our Common Shares to fluctuate substantially, which may negatively affect the liquidity of our Common Shares.

We do not expect to pay any cash dividends for the foreseeable future.

We do not anticipate declaring or paying in the foreseeable future any cash dividends on our Common Shares. Instead, we plan to retain any earnings to finance our operations and growth plans discussed elsewhere in this MD&A.

If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our Common Shares could decline.

We cannot predict whether future issuances of our Common Shares or the availability of shares for resale in the open market will decrease the market price per Common Share. We are not restricted from issuing additional Common Shares of, including any securities that are convertible into or exchangeable for, or that represent the right to receive Common Shares. Sales of a substantial number of our Common Shares in the public market or the perception that such sales might occur could materially adversely affect the market price of our Common Shares. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of any future stock issuances reducing the market price of our Common Shares and diluting their stock holdings in us.

If we are not able to comply with the applicable continued listing requirements or standards of Nasdaq, Nasdaq could delist our Common Shares.

In order to maintain the listing of our Common Shares and Warrants on the Nasdaq Capital Market, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding minimum stockholders’ equity, minimum share price, and certain corporate governance requirements. There can be no assurances that we will be able to comply with such applicable listing standards.

If the Common Shares are delisted from Nasdaq at any time in the future, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity;

●	a determination that the Common Shares are a “penny stock” which will require brokers trading in our shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for the Common Shares;

●	a limited amount of news and analyst coverage for our Company;

●	a decreased ability to issue additional securities or obtain additional financing in the future;.

●	decreased ability of shareholders to transfer or sell their Common Shares; and

●	adverse effects pm the market price of the Common Shares.

If our Common Shares become subject to the penny stock rules, it may be more difficult to sell our Common Shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The over-the-counter market maintained by OTC Markets Group, Inc. does not meet such requirements and if the price of our Common Shares is less than $5.00 and our Common Shares are no longer listed on a national securities exchange such as Nasdaq, our stock may be deemed a penny stock. The penny stock rules require a broker-dealer, at least two business days prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver to the customer a standardized risk disclosure document containing specified information and to obtain from the customer a signed and dated acknowledgment of receipt of that document. In addition, the penny stock rules require that prior to effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive: (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our Common Shares, and therefore shareholders may have difficulty selling their Common Shares.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, Nasdaq Listing Rules also require foreign private issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, and certain Common Share issuances. We intend to comply with the requirements of Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq Listing Rules with respect to certain corporate governance standards which may afford less protection to investors.

General Risk Factors

The unfavorable outcome of any future litigation, arbitration or administrative action could have a significant adverse impact on our financial condition or results of operations.

From time to time, we are a party to litigation, arbitration, or administrative actions. Our financial results and reputation could be negatively impacted by unfavorable outcomes to any future litigation or administrative actions, including those related to the FCPA or other anti-corruption laws. There can be no assurances as to the favorable outcome of any litigation or administrative proceedings. In addition, it can be very costly to defend litigation or administrative proceedings and these costs could negatively impact our financial results.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our securities will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our securities would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our securities could decrease, which might cause our stock price and trading volume to decline.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq Capital Market. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

We incur significant increased costs as a result of operating as a public company in the United States, and our management is required to devote substantial time to new compliance initiatives.

As a public company in the United States, we incur significant legal, accounting and other expenses that we did not incur previously. We are subject to the reporting requirements of the Exchange Act, which requires, among other things that we file with the SEC annual, and certain other reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition and results of operations. The increased costs will decrease our net income or increase our consolidated net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as executive officers.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of Nasdaq. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. During the year end audit process a deficiency in the design and operation of controls over revenue cut-off created a reasonable possibility that material misstatements of revenue and related accounts would not be prevented or detected on a timely basis. Accordingly, management concluded that this deficiency represents a material weakness in the Company’s ICFR as of December 31, 2025. The Company has begun implementing a remediation plan to address the material weakness.

OVERALL PERFORMANCE

A.	History and Development of the Company.

Corporate History

The Company was organized as a corporation under the laws of British Columbia, Canada, and maintains its registered and records office at 7404 King George Blvd., Suite 200, King’s Cross, Surrey, British Columbia V3W 1N6, Canada. The Company’s principal place of business is located at 25 SE 2nd Ave, Ste 550, Miami, FL 33131 and its telephone number is (514) 500-1181.

Our website is located on the internet at www.coregaming.co. The information contained on our website does not constitute part of this MD&A. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov.

The Company was incorporated on October 15, 1986 as Big Rock Gold Ltd. as a corporation under the Company Act of British Columbia. On April 5, 1988, the Company changed its name to International Cruiseshipcenters Corp. On June 24, 1991, the Company changed its name to Riley Resources Ltd. Effective January 23, 1998, the Company consolidated its share capital on an eight-to-one basis and changed its name to International Riley Resources Ltd. Effective November 22, 2001, the Company consolidated its share capital on a five-to-one basis and changed its name to Wind River Resources Ltd. On January 3, 2008, the Company changed its name to Teslin River Resources Corp.

On July 24, 2015, Teslin River Resources Corp, completed a reverse acquisition by way of a three-cornered amalgamation, pursuant to which the Company acquired certain telecom operations of an Israel-based cellular technology company and changed its name to Siyata Mobile Inc. the Company acquired all of the issued and outstanding shares of Signifi Mobile Inc. (“Signifi”).

In March 2021, the Company acquired, through a wholly owned subsidiary formed by Signifi, all the outstanding units of Clear RF LLC.

The Company was initially registered with the TSXV under the symbol SIM. Its Common Shares were quoted on the OTCQX tier of the over-the-counter market maintained by OTC Markets Group, Inc., under the symbol SYATF from May 11, 2017 until September 25, 2020, at which time the Company’s Common Shares were listed only on the Nasdaq Capital Market.

On October 2, 2025, in contemplation of completion of the Merger (as hereinafter defined) the Company filed a Certificate of Change of Name with the Province of British Columbia, Canada, changing the Company’s name from Siyata Mobile Inc. to Core AI Holdings, Inc.

On October 3, 2025 the Company closed the merger (the “Merger”) contemplated by the Amended and Restated Merger Agreement (the “A&R Merger Agreement”) by and among the Company, Core Gaming, and Siyata Core Acquisition U.S., Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to which Core Gaming merged with and into Merger Sub, with Core Gaming continuing as the surviving entity and a wholly owned subsidiary of the Company. Pursuant to the terms of the A&R Merger Agreement, in exchange for the outstanding shares of Core Gaming’s common stock, the Company issued an aggregate of 67,302,300 of its common shares, no par value per share, to the former shareholders of Core Gaming. The Company’s Common Shares are now listed for trading on the Nasdaq Capital Market under the trading symbol “CHAI.”

Pursuant to the A&R Merger Agreement, at closing of the Merger, the Company’s directors and Chief Executive Officer, Marc Seelenfreund, resigned and the Company’s board of directors appointed Aitan Zacharin, as Chief Executive Officer and new directors. Since closing of the Merger, the board of directors has consisted of Marc Seelenfreund, Aitan Zacharin, Luisa Ingargiola, Thomas Tarala, and Mordechai Stenge. Gerald Bernstein has continued to serve as our Chief Financial Officer.

In connection with the start of post-Merger trading of the Company’s Common Shares, on October 7, 2025, the Company effectuated the October 2025 Reverse Split, which implemented a 1 for 4 share consolidation of its authorized share capital, such that every 4 Common Shares, no par value, in the authorized share capital of the Company were consolidated into 1 Common Share.

The October 2025 Reverse Split was approved by the Company’s board of directors on August 22, 2025 and the Common Shares began trading on a Reverse Split-adjusted basis, when the market opened on October 7, 2025. The October 2025 Reverse Split was implemented intended to allow the Company’s Common Shares to trade at above the $4 minimum price required for issuers initially listing on the Nasdaq Capital Market.

Business of the Company after the Merger

Following the Merger and through December 29, 2025, the Company pursued two distinct businesses. (i) the historical business of the Company prior to the Merger, which was the development and sale of next-generation Push-To-Talk over cellular handsets and accessories (the “Siyata Business”); and (ii) the business of Core Gaming. which was the development and distribution of mobile applications (the “Core Gaming Business”).

The Siyata Business

Prior to the Merger, the Siyata Business was the sole business line of the Company. The Company, through its subsidiaries Siyata Mobile Israel Ltd., Signifi Mobile Inc., and Siyata PTT Incorporated was a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories.

In support of the Company’s Push-to-Talk handsets and accessories, the Company also offered enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

The Company sold its products through U.S. cellular carriers, and through international cellular carriers and distributors in Canada, Europe, Australia and the Middle East.

The Company’s customer base included cellular network operators and their dealers, as well as commercial vehicle technology distributors for fleets of all sizes in the U.S., Canada, Europe, Australia, the Middle East and other international markets. The Company sold its products to wireless carriers and distributors who then resell the products to their customers.

On December 29, 2025, the Company divested in the Siyata Business as discussed below.

The Core Gaming Business

As more fully described below, in its Core Gaming business, the Company creates entertaining games for millions of players worldwide, while empowering developers to deliver player-focused games to enthusiasts in over 140 countries. Powered by artificial intelligence (“AI”) tools and algorithms, The Company’s Core Gaming Business is focused on the development, distribution, and monetization of casual games, which are delivered as apps for mobile phones, and generate revenue through the display of ads in the games.

Disposition of the Siyata Business

On December 23, 2025, the Company entered into and closed a definitive stock purchase agreement (the “SPA”), between the Company, as the seller, and Marc Seelenfreund as the buyer effecting the Company’s divestment of Siyata Mobile Inc. and its subsidiaries (the “Divested Assets”). Mr. Seelenfreund was, prior to closing of the Merger on October 3, 2025, the Chief Executive Officer and a director of the Company and has continued and remains a director since that time. The board of directors approved the SPA on December 18, 2025, with the exception of Mr. Seelenfreund, who abstained from the vote. Following the Company’s divestiture of the Divested Assets, Mr. Seelenfreund does not hold any employee or executive position with the Company.

This transaction became effective as of December 29, 2025 and represents a completed strategic action to streamline operations and concentrate capital and resources on the Company’s core artificial intelligence initiatives related to the development, distribution, and monetization of casual games, which are delivered as apps for mobile phones, and generate revenue through the display of ads in the games. In addition, as described below, the Company is seeking to focus on becoming a global AI technology and infrastructure company by expanding its our business operations into the development of a next-generation, vertically integrated global network of high-performance computing (“HPC”) and artificial intelligence (“AI”) data centers.

Under the terms of the SPA, Mr. Seelenfreund paid the Company initial consideration of $100,000 in cash, and Siyata PTT Incorporated, the Company through which he plans to conduct the Siyata Business will pay earn-out consideration consisting of three separate annual earn-out payments. Each earn-out payment will equal the greater of $200,000 or 2% of gross revenue generated by Siyata PTT Incorporated during each applicable earn-out period (each calendar year of 2026, 2027, and 2028), as reported in the audited annual financial statements of Siyata PTT Incorporated prepared in accordance with IFRS.

B.	Business Overview

Overview

Core AI is a global AI technology and infrastructure company. Our Core Gaming subsidiary, is an AI driven mobile gaming developer and publisher. As part of our strategic plan to diversify into other areas of AI technology infrastructure, we are seeking to expand our business operations into the development of a next-generation, vertically integrated global network of high-performance computing (“HPC”) and artificial intelligence (“AI”) data centers.

In our Core Gaming business, we create entertaining games for millions of players worldwide, while empowering developers to deliver player-focused games to enthusiasts in over 140 countries. Powered by AI tools and algorithms, Core Gaming is focused on the development, distribution, and monetization of casual games, which are delivered as apps for mobile phones, and generates revenue through the display of ads in the games.

In June 2024, Core Gaming acquired its operating subsidiary, Newbyera, a Hong Kong limited company, through which we reach over 40 million active users worldwide every month and continue to fuel growth through creativity and innovation. Core Gaming’s apps have over 600 million downloads.

As part of Core AI’s strategic growth plan, we recently began to focus on leveraging Core Gaming’s AI expertise and AI-native infrastructure to enter the expanding market for HPC and AI data centers. We plan to enter this market primarily by entering into joint ventures and collaborations, where we will seek to combine our AI-native infrastructure and capital markets expertise with the joint venture partners experience in identifying, designing, building and operating data centers. During the first quarter of 2026, we have entered into three joint venture agreements and one memorandum of understanding for the development of HPC and AI data centers domestically and internationally. Upon completion, the data centers will either be operated by the respective joint venture or sold to a third party or third parties on a turnkey basis. As these collaborations are in their early stages, no projects have as yet been presented to the joint venture for approval, nor has any financing commitment been secured.

We also intend to diversify our business by leveraging our AI-expertise to provide additional AI-related services such as AI-powered digital marketing and AI-driven media production.

The Core Gaming Business

Overview

Core Gaming’s mission is to become a leading casual mobile game developer and publisher. Our software, coupled with our deep industry knowledge and expertise and our focus on efficiency, has enabled us to rapidly scale a diversified portfolio of mobile games that we have developed and co-developed. To date we have launched more than 2,100 games into the market. We have created proprietary analytical software, in the form of our BI platform, that provides deep insight into the effectiveness of various marketing efforts for each title, enabling us to focus on those channels that are the most successful in reaching our target audience, in terms of both the distribution of games and the serving of ads. We believe that our algorithm-driven approach affords us a competitive advantage that has helped fuel our rapid growth.

Industry and Market Opportunity

Over the last 15 years, mobile apps have become a major part of consumers’ lives. Consumers today have access to a diverse range of mobile applications, allowing users to seamlessly access entertainment, shopping, healthcare, and other services. The rapid growth of mobile gaming, as one category of entertainment apps, has created opportunities for mobile game developers, as well as challenges for them in reaching consumers and monetizing their games in an increasingly crowded marketplace. Most developers lack access to the marketing and monetization tools required to stand out among countless competing mobile games. According to Statistica, the mobile gaming industry is projected to reach $126 billion in 2025, with a compound annual growth rate (CAGR) of 5.6% from 2025 to 2029, leading to a projected market value of $157 billion by 2029. Further, according to Statistica, the number of users worldwide is anticipated to reach 2.4 billion by 2029. Estimates show that gamers spend in excess of seven hours per week gaming, a figure that continues to grow, according to data published online by You Gov.

Gaming on mobile devices has seen the greatest growth among the various gaming platforms, such as consoles and computers, largely driven by affordability of the devices and availability of content. According to Statistica, mobile gaming has its largest footprint in Southeast Asia, where mobile devices have seen substantial proliferation over the last decade, whereas console gaming has its largest footprints in North America and Europe, where disposable income is higher than in other regions. Within mobile gaming, the fastest growth has been among free-to-play games, where app developers earn revenue from advertising displayed within the game.

Competition

The mobile gaming industry is extremely competitive globally, with many companies offering products and services similar to ours. The industry is highly fragmented and composed of companies ranging from small independent developers with limited resources to very large development companies with longer operating histories, greater financial, technical and marketing resources, and larger user bases than we have. Our primary competitors are other game developers, as well as companies that provide competing services to their customers, in particular, game publishing, including promotional activities. In addition, while the industry is experiencing significant growth, it continues to evolve and create new markets, which could lead to additional competition in the future. Successful execution of our strategy depends, in part, on our continued ability to attract and retain players in the markets where we are established and to expand the market for our games. Our continued success also depends on our ability to maintain our technological edge by continually refining our BI platform and offering new capabilities to developers and players.

Competitive Advantages

We believe that Core Gaming has a number of competitive advantages, first among them our track record of successfully launching and monetizing mobile games, which helps us to stand apart from competitors. Contributing to this track record are our high level of expertise in the mobile games ecosystem, our extensive relationships with third parties in the mobile game industry, and our proven ability to quickly expand into new markets and offerings. And underlying this success is our proprietary BI platform, with its unique algorithms and AI technologies that enable us to reach, with exceptional efficiency, a large number of target customers in diverse cultures and geographies for the many games we publish.

Our BI platform is a suite of AI marketing solutions that enables our marketing team to automate, optimize and manage our marketing efforts across different ad platforms and channels to increase the effectiveness of our efforts and the efficiency of our team, resulting in higher levels of monetization with lower levels of expenditure. Our marketing team leverages extensive data collected globally from our wide-ranging marketing activities to identify the types of users who are most likely to download and engage with particular types of games. Using the AI tools provided by the platform, the system enables our marketing team to generate content tailored to connect with users in different regions around the world. The team can set targeted returns, and the platform will monitor the data from different ad platforms to enable the team to run the marketing campaigns efficiently by assessing the campaigns’ effectiveness in real time, tweaking the approach automatically, and reaching the stated goals. In sum, AI is integral to our BI platform both in the analysis of our marketing campaigns in the generation of thousands of pictures and videos daily for ads, using less labor and producing faster and higher quality results.

Core Gaming helps its partners achieve user acquisition, cross-promotion, monetization and scalability. Core Gaming’s teams continue to innovate and develop cutting edge technology to keep our customers engaged through increased gamification and interactivity. In 2024, Core Gaming began rolling out AI tools that employ state of the art language, image and video models. Core Gaming’s AI-driven content generation streamlines mobile game production, reducing production time by over 40% compared to standard, non-AI driven production, and significantly enhances the final product. The technology has been well-received by content creators and influencers, as has been demonstrated by thousands of creators sharing AI-generated videos on various social media platforms like TikTok. We work with major mainstream distribution channels, advertising platforms, and data providers.

Business Model

We develop, co-develop and publish mobile gaming apps, distribute the games through our highly effective marketing efforts, and generate revenue by serving ads in the games.

Third-party game developers partner with us because of our expertise in marketing and monetizing apps. The advertisers who work with us seek to target the highly relevant users of apps in our diverse portfolio of apps. We display ads in the games in our portfolio and collect the related revenue, in the form of advertisement publishing fees, from various advertisement platforms, such as Applovin and Google. We serve advertisements from these platforms by integrating the platforms into our games and earn fees based on various metrics, such as impressions (the number of times an ad is displayed), clicks, and user downloads. Where a game was co-developed or was developed entirely by another developer, we share revenue from advertisements served in the game with such other party.

Employees

Through our operating subsidiary, Newbyera, we have a staff of 42 managing our operations by publishing apps, leveraging our BI platform, and coordinating with co-developers, among other things. Seven of these individuals are full time employees and 35 are independent contractors provided by Moremo, the former parent company of Newbyera, to which we pay a fee for those contractors and for the use of more than 100 others on an ad hoc basis pursuant to a Labor Service Contract on Dispatch and Employment between Moremo and Newbyera. Pursuant to this contract, Moremo provides labor dispatch services to Newbyera with respect to Chinese contract employees and in that regard (i) manages such employees’ recruitment, contracts, social insurance, housing provident funds, and payroll and (ii) pays the total employment costs (salaries, benefits, management fees) of such contract employees and ensures that the terms of their employment complies with local labor laws. The agreement provides that Moremo has the right to collect from Newbyera such contract employees’ compensation and related payments due to government entities and all employment-related fees. The contract had an initial five-year term which ended on April 30, 2026, and was automatically renewed for a new five year period in accordance with its terms.

Outsourced service expenses for the year ended December 31, 2025, were ¥1,824,415 ($255,417), compared to ¥1,684,163.56 ($236,483.36) in 2024. These costs, incurred under our contract with Moremo, primarily consist of essential support functions including financial oversight, legal counsel, human resources management, and technical services. Outsourced rent expense fee for 2025 was ¥917,126 (approximately $128,397) in 2025 and an AI Computing Platform Research and Development fee of ¥2,293,287.38 (approximately $321,058.31) was paid to Moremo in 2025.

We rely on our highly skilled, technically trained and creative service providers with desirable skill sets, including game designers, engineers and project managers, to develop new technologies and create innovative games. Our goal is to attract and retain highly qualified and motivated providers directly or through Moremo.

Research and Development

Our research and design team has extensive expertise in creating new content and gameplay features, as well as proprietary tools and systems to enable the efficient design, development and implementation of new content and features. Continued investment in research and development is important to attaining our strategic objectives and meeting the evolving needs of our customers. To maintain our competitive edge, we focus on innovating new technologies, which we apply to new and existing games. We also develop and integrate into our products both open source and internal AI technologies as follows:

Text and Language Models

1.	Model Technology: We use state-of-the-art Transformer-based pre-trained language models (such as GPT-4) and domain-specific fine-tuned models.

2.	Applications and Features: These models excel at understanding user requirements and generating high-quality, diverse, multilingual content. Capabilities include creative copywriting, precise multilingual translations, asset ideation, and risk analysis. Our technology supports multilingual generation with outstanding performance in logical coherence, semantic depth, and stylistic control.

3.	Impact: Our AI-driven content generation streamlines asset production, reducing production time by over 40% and significantly enhancing creative output and efficiency.

Voice Models

1.	Model Technology: Our advanced in-house voice cloning and Text-to-Speech (“TTS”) models accurately replicate human voice characteristics, including tone, timbre, and emotion. Using high-fidelity voice cloning models like Cosy Voice and SoVits, we can transform any text into speech that matches any individual’s voice.

2.	Applications and Features: We offer personalized voice cloning services that require only minimal voice samples to generate high-quality, natural-sounding cloned voices. Our TTS models support multiple languages and voice options, catering to a variety of use cases.

3.	Impact: Our high-fidelity voice cloning preserves both vocal tone and emotional nuances, facilitating multilingual adaptations for film and media projects. For example, our partner LuckyShort utilizes our voice cloning and TTS technology for automated multilingual dubbing of short dramas, achieving a 50% boost in content production efficiency while significantly reducing labor costs.

Image Models

1.	Model Technology: We utilize Generative Adversarial Networks (GANs) and diffusion-based models (such as Stable Diffusion and Flux) to optimize artistic stylization and image generation.

2.	Applications and Features: Our models support various image transformation and generation styles, including artistic style transfer, anime conversion, and vintage filters. These models can generate high-resolution, high-quality images and offer customizable AI-generated portraits, memes, and more. Our technology is known for precise style control and attention to detail, supporting user-specific customization.

3.	Impact: The generated images achieve a high standard of artistic and visual authenticity, widely used in game design, social media content, and advertising. Our models provide users with innovative ways to create visual assets, sparking new creative ideas.

Video Models

1.	Model Technology: Our video generation technology is built on diffusion models optimized for temporal consistency and neural rendering techniques (such as Video Diffusion and Deforum). By integrating cutting-edge models like Vidu and Kling, we enable video style transfer and text/image-to-video generation.

2.	Applications and Features: We support transforming video content into animated, stylized versions and generating dynamic video content from text or images. Our models address challenges related to temporal consistency and smooth detail transitions, making them ideal for film production and creative short videos.

3.	Impact: The generated videos are diverse in style, fluid in motion, and rich in detail. This technology has been well-received by content creators and influencers, with thousands of creators sharing AI-generated videos on platforms like TikTok.

Advantages of Internal AI Technology:

1.	High-Quality and Stable Video/Audio Conversion with User-Friendly Operation:

○	Our AI technology delivers exceptional video conversion results, maintaining high-definition quality throughout the process and ensuring smooth playback across various video types.

○	Compared to other technologies, our AI demonstrates superior stability in sound processing. Whether in noisy environments or handling complex audio signals, it can accurately distinguish and restore audio details, ensuring clear and natural sound output.

○	Our digital human generation technology is extremely easy to use. Users don’t need a technical background or programming knowledge; high-quality digital human characters can be created with just a few simple steps.

2.	Robust Backend Data Management:

○	The AI computing resource management platform offers global, multi-cloud resource management capabilities. It dynamically adjusts computing resources, scaling up or down as needed, to maximize efficiency and minimize costs. It supports multi-task management and monitors real-time price changes to ensure cost optimization.

○	The BigP Management Console provides monitoring, analysis, and management functions for AI tasks and user data, enabling businesses to effectively oversee AI computing activities.

○	The BigP Server Platform efficiently processes user-uploaded images, videos, and AI tasks. It optimizes task flows through precise management, ensuring stability and flexibility in services

Overall Advantages Compared to Market Products:

1.	High Level of Technology Integration: From image and video processing to voice handling, our solutions cover a wide range of scenarios with comprehensive functionality and user-friendly operation.

2.	Optimized Resource Utilization: With the AI computing resource management platform, resources are dynamically allocated and optimized, ensuring strong cost-control capabilities.

3.	Excellent User Experience:

○	For Consumer Products: Simple and intuitive interfaces make it easy for everyday users to get started.

○	For Enterprise Platforms: Professional and efficient features cater to businesses, with the flexibility to support customized requirements for different enterprises.

Compliance with Government Regulation

We are subject to various federal, state, and overseas laws and regulations that affect companies conducting business on mobile platforms, including those relating to the internet, behavioral advertising, mobile apps, content, advertising and marketing activities, sweepstakes and giveaways, and anti-corruption (as well as those relating to privacy and data protection if we begin collecting such data in the future). Additional laws and regulations relating to these areas likely will be passed in the future, and these or existing laws and regulations may be interpreted or enforced in new or expanded manners, each of which could result in significant limitations on ways we can communicate with users and operate our business. New and evolving laws and regulations, and changes in their enforcement and interpretation, may require changes to our technologies, software, or business practices, and may significantly increase our compliance costs or otherwise adversely affect our business and results of operations. As our business expands in scale and our operations expand into additional jurisdictions, our compliance requirements and costs may increase and we may be subject to increased regulatory scrutiny.

Data Center Business

Overview

As part of Core AI’s strategic growth plan, we recently began to focus on leveraging Core Gaming’s AI expertise and AI-native infrastructure to enter the expanding market for HPC and AI data centers. Our goal is to develop a network of a next-generation, vertically integrated global network of HPC and AI data centers. The data center market refers to the industry dedicated to designing, building, and managing data centers, essential for storing, processing, and managing vast amounts of digital information, including for AI and ML applications. These centers house servers, networking equipment, power and cooling and storage systems, ensuring seamless and secure data operation.

We intend to primarily rely on joint ventures and similar collaborations with third parties to identify and potential development sites, and design, build and operate HPC and AI data centers domestically and internationally. In these joint ventures and collaborations, we will seek to combine Core Gaming’s AI expertise and AI-native infrastructure and our capital markets expertise with the experience of our joint venture partners in identifying development sites and designing, building and operating data centers. During the first quarter of 2026, we have entered into three joint venture agreements with Optimus Technology Group, Toto Digital & Technology Solutions, LLC and Allianca Group, Inc. for the development of HPC and AI data centers domestically and internationally in their respective market sectors and a memorandum of understanding with CSPM Resources SDN BHD to pursue data center development opportunities in Malaysia. In general, each of these collaborations provide that in each data center project mutually agreed upon, our partner will be responsible for presenting potential projects and approved projects, with Core Holdings using its commercially reasonable best efforts to secure financing for the projects. The collaborations will be 50/50 joint ventures, with our equity interest in the project subject to increase up to 80% depending on the amount of financing capital we are able to secure and contribute to the project. Upon completion, we expect that the data centers will either be operated by the respective joint venture or sold to a third party or third parties on a turnkey basis. As these collaborations are in their early stages, no projects have as yet been presented to the respective joint ventures for approval, not has any financing commitment been secured. Accordingly, there can be no assurance that our joint venture arrangements will lead to the successful development of any domestic or international data centers or that the Company will be successful in implementing its business plan.

We also intend to diversify our business by leveraging our AI-expertise to provide additional AI-related services such as AI-powered digital marketing and AI-driven media production.

Industry and Market Opportunity

The data center market refers to the industry dedicated to designing, building, and managing data centers, essential for storing, processing, and managing vast amounts of digital information, including for AI and ML applications. These centers house servers, networking equipment, power and cooling and storage systems, ensuring seamless and secure data operation.

According to McKinsey & Company, power demand for data centers in the U.S. – driven by the need for digital and AI capabilities – is expected to reach 298 gigawatts by 2030, up from 60 gigawatts in 2024. McKinsey estimates that data centers will amount to 11.7% of total U.S. power demand in 2030. Based on our knowledge of the industry, we believe we are leaders in the markets that are critical for these capabilities, and, as a result, we believe we are well positioned to benefit from the growth of this sector.

According to Prescient and Strategic Intelligence, Data-Center Market Size and Analysis, Trends, Drivers, Competitive Landscape and Forecast (2024-2030), the global data center market was valued at $342 billion in 2023 and is anticipated to reach $622.4 billion by 2030, expanding at a CAGR of 10.5% during 2024-2030. As of 2023, the data center services segment, which provides a range of offerings including consulting, maintenance, and management to optimize the performance and reliability of data center infrastructure, represented about 34.2% of the industry. The solutions segment, which refers to the technological offerings that fulfill key functions within data center infrastructure, comprised about 65.8% of the industry. The solutions segment represents both hardware and software elements, encompassing servers, storage systems, advanced power systems, infrastructure networking equipment, and management software.

The data center market is propelled by growing demands for HPC computing services, big data analytics, and digital transformation. According to McKinsey & Company, by 2030, 70% of data centers expected to be developed will be for advanced AI, and 92% of companies plan to increase AI investments across the board. Key contributors to this dynamic landscape are technology firms, real estate developers, and service providers. Together, they play a vital role in the ongoing evolution of data center infrastructure, adapting to meet the expanding requirements of the digital era and ensuring the seamless operation of critical digital services across various industries.

The Company believes that the AI expertise and AI native infrastructure gives it a competitive advantage in entering the data center market. However, notwithstanding the foregoing, the data center industry is very competitive, highly capital intensive and dependent in large part on the ability of the operator of the data center to purchase large quantities of the electric power needed to operate the data center on commercially reasonable terms. There can be no assurance that the Company can meet these challenges and implement its planned HPC and AI data center business.

C.	Organizational Structure

Our subsidiaries as of December 31, 2025 are as follows:

Name of Subsidiary	Principal Activities	Place of Incorporation	Ownership
Core Gaming Inc.	Holding Company	Delaware	100%
Newbyera Technology Limited	Gaming and AI Operations	Hong Kong	100%

D.	Property, Plant and Equipment

Our existing facilities, which are provided by Moremo as described above, are adequate to meet current requirements and that suitable additional or substitute space will be available as needed to accommodate any further physical expansion of operations and for any additional offices.

RESULTS OF OPERATIONS

A.	Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this MD&A. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this MD&A.

The financial statements for the three month periods ended March 31, 2026 and March 31, 2025 and for the years ended December 31, 2025, and restated for December 31, 2024, due to the reverse merger, as mentioned below, are recorded in accordance with US generally accepted accounting standards (US GAAP) and the functional currency for all entities is the $USD. Due to the merger, as mentioned below on October 3, 2025, Core Gaming Inc. became the acquiror of Core AI Holdings Inc. for accounting purposes.

As a result, the March 31, 2025 comparative financials were restated and audited under US GAAP. The December 31, 2023 financial statements of Core Gaming Inc, are NIL as Core Gaming Inc. was only formed in May 2024.

Merger

On February 26, 2025, the Company entered into a Merger Agreement with Core Gaming, Inc., a Delaware corporation, and Siyata Core Acquisition U.S., Inc., a Delaware Corporation and wholly-owned subsidiary of the Company (“Merger Sub”). The Company, Merger Sub and Core Gaming may each be referred to hereinafter as a “Party” and, collectively, as the “Parties.” On August 25, 2025, the Company entered into an Amended and Restated Merger Agreement with the same parties to clarify certain terms and conditions.

Upon completion of the Merger on October 3, 2025, (i) Core Gaming merged with and into Merger Sub, with Core Gaming continuing as the surviving entity and a wholly owned subsidiary of Siyata Mobile, and (ii) in exchange for the outstanding shares of Core Gaming’s common stock, Siyata Mobile issued 16,825,577 common shares (67,302,300 before the 4-1 reverse stock split that occurred on October 7, 2025) to the shareholders of Core Gaming based on an exchange ratio calculated as $160,000,000 divided by the volume-weighted average closing price of Siyata Mobile’s common shares on the Nasdaq Stock Market LLC for the 10-day trading period immediately preceding the effective time of the Merger. In connection with the Merger, Siyata Mobile Inc. was re-named Core AI Holdings, Inc. (“Core Holdings”), and effected a 4-1 reverse stock split on October 7, 2025. Newbyera Technology Limited is the sole operating subsidiary of Core Gaming. Following the Merger, the Company’s primary business shifted to AI-driven mobile gaming and infrastructure. The Company’s common shares currently trade on the Nasdaq Capital Market under the symbol “CHAI”.

In connection with the Merger on October 3, 2025, the Company issued an aggregate value of $5,600,000 pre-funded common stock purchase option to BSD Capital Ltd which are subject to a one-year lock-up period from the date of issuance with an exercise price of $0.0001 per share. The Option has a term of seven years and expires on October 3, 2032.

Strategic Divestment of Legacy Operations

On December 23, 2025, Core AI Holdings, Inc., a corporation existing under the laws of the Province of British Columbia (“the Seller”) , and Siyata PTT Incorporated, a corporation existing under Core AI Holdings Inc, entered into a Stock Purchase Agreement with, Mr. Marc Seelenfreund, or a company affiliated with Marc Seelenfreund. (the “Buyer”), pursuant to which the Seller disposed 90% of Siyata PTT Incorporated equity interest to the Buyer, while retaining the remaining 10%. The transaction was completed on December 29,2025, at which point the Siyata PTT incorporated ceased to be a subsidiary of the Seller.

The consideration for the 90% interest includes: (1) initial cash consideration of an immediate cash payment of $100,000; (2) three-Year Performance Earn-Out: For each of the three years following the closing, the Company is entitled to an annual payment equal to the greater of $200,000 or 2.0% of the subsidiary’s gross revenue for that period.

Outlook

We collect and analyze operating and financial data to evaluate the health of our business, allocate our resources, and assess our performance. We believe that the following metrics and measures, which are considered in additional detail in our Results of Operations discussion, are useful to facilitate period-to-period comparisons of our business and to facilitate comparisons of our performance to that of similar companies.

See also “Overall Performance” above.

Summary Of Quarterly Results

The following unaudited table sets out selected financial information for the Company on a consolidated basis for the last eight most recently completed quarters:

The largest fluctuations in the quarterly results occurred in Q4 2025 due to the Merger and divestment that both occurred in Q4 2025 and that had a great impact on non-operational earnings due to a $24,406,129 loss from continued operations in that quarter. And the issuance of $5,600,000 of warrants in that period that was expensed in Q4 2025.

There is no seasonality to the mobile app business, however certain cost fluctuations such as new customer acquisition may vary which can impact revenues and cost of providing services.

RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2026

The following is an analysis of the Company’s operating results for the three month period ended March 31, 2026, and includes a comparison against the restated financial statements for the three month period ended March 31, 2025.

Operations:

Revenue

Our revenue consisted entirely of advertisement publishing fees from various advertisement platforms, such as Applovin and Google. We display advertisements from these platforms by integrating the platforms into our games and earn fees based on various metrics, such as impressions (the number of times an ad is displayed), clicks, and user downloads.

Cost of Providing Services

Our cost of providing services consists of the costs directly related to the delivery of our services, primarily advertisement promotion fees paid to various platforms and agencies to promote our mobile games to end users, and technology service costs, which consists of the amounts that we pay to game developers as part of our fee and revenue- sharing arrangements when we co-develop games with them.

Other Operating Expenses

Expenses that are not directly related to delivering our product and service offerings and therefore are not included in “cost of providing services” include general and administrative expenses, net impairment losses on financial and contract assets, other income and expenses, and net foreign gain or loss.

General and administrative expenses consist primarily of the (1) administrative service fees paid to Moremo for back office services such as bookkeeping and rent, as well as certain technology services, pursuant to an Outsourcing Service Contract dated as of April 30, 2021, between Newbyera and Moremo, pursuant to which Moremo provides integrated services including financial management (general ledger, accounts payable, payroll), legal support, procurement, human resources administration, and technical assistance to Moremo. The Outsourcing Services Contact has a term of five years ending on April 30, 2026, unless terminated earlier in accordance with its provisions, and may be extended by the parties mutual written consent.(1) Outsourced service expenses for the three months ended March 31, 2026, were $131,156, compared to $86,737 in 2025. These costs, incurred under the Outsourcing Service Contract with Moremo, primarily consist of essential support functions including financial oversight, legal counsel, human resources management, and technical services. (2) AI Computing Platform Research and Development fee of $78,969 for the three months ended March 31, 2026, compared to $62,086 in 2025. (3) The outsourced rent expense for the first quarter of 2026 was $39,975, compared to $41,637 in 2025, which was incurred under the lease agreements signed with HKSTP starting March 2024 and with Moremo starting January 2025, respectively.

Net impairment losses on financial and contract assets is a provision for doubtful accounts receivable. The Company considers the probability of default upon initial recognition of assets, and whether there has been a significant increase in credit risk, on an ongoing basis throughout each reporting period.

Other income(expenses) consists of investment income from short-term investments and other miscellaneous income.

We do not consider other income (expenses), or foreign/gain loss, which relates to gains or losses resulting from changes in foreign currency exchange rates, to be indicative of the state of our business or operations and do not consider either of these items material to an evaluation of our overall financial condition.

Results of Continuing Operations for the three months Ended March 31, 2026 and 2025

The following table sets forth the results of operations for the three months ended March 31, 2026 and 2025:

	2026	2025	$ Change	% Change
Revenue	3,768,536	14,509,763	(10,741,227)	(74.03)%
Cost of providing services	(6,840,414)	(14,738,105)	7,897,691	(53.59)%
Gross profit	(3,071,878)	(228,342)	(2,843,536)	1,245.30%

General and administrative expenses	(287,290)	(198,833)	(88,457)	44.49%
Allowance for credit losses	(234,711)	316,514	(551,225)	(174.16)%
Other income	13,156	52,598	(39,442)	(74.99)%
Foreign exchange loss, net	(42,983)	(28,803)	(14,180)	49.23%
Operating loss	(3,623,706)	(86,866)	(3,536,840)	4,071.60%

Interest income	16	-	16	100%
Interest expense	(1,985)	-	(1,985)	100%
Other expenses	(2,888)	(13,391)	10,503	(78.43)%
Finance cost - net	(4,857)	(13,391)	8,534	(63.73)%

Loss before income tax	(3,628,563)	(100,257)	(3,528,306)	3,519.26%

Income tax expenses	-	-	-	NM

Net Loss for the period	(3,628,563)	(100,257)	(3,528,306)	3,519.26%

NM = not meaningful

Revenue

Revenues for the three months period ended March 31, 2026, were $3,768,536 compared to $ 14,509,763 for the three months period ended March 31, 2025. As a result of rising periodic customer acquisition costs for APP ads, the Company reduced overall advertising budget and suspended loss-making placements with negative ROI, contributing to a year-over-year revenue decrease of $10,741,227, representing -74.03% of total revenues.

Cost of Providing Services

The following table sets forth the components of our cost of providing services for the three months ended March 31, 2026 and 2025:

	Year Ended March 31,
	2026	2025	$ Change	% Change
Advertisement promotion cost	5,858,651	11,912,934	(6,054,283)	(50.82)%
Technology service cost	582,000	2,706,482	(2,124,482)	(78.50)%
Other	399,763	118,689	281,074	236.82%
Total cost of providing services	6,840,414	14,738,105	(7,897,691)	(53.59)%

Cost of sales for the three months period ended March 31, 2026, were $6,840,414 compared to $14,738,105 for the three months period ended March 31, 2025.

The gross profit amounted to a loss of US$ 3,071,878 in the first quarter of FY2026, compared with a loss of US$ 228,342 in the same period of FY2025. The gross profit decreased by US$2,843,536 year-on-year for the quarter, primarily driven by fluctuations in market prices and a temporary rise in customer acquisition costs for in-app advertising of certain product lines.

General and Administrative Expenses

The following table sets forth the components of our general and administrative expenses for the three months ended March 31, 2026 and 2025:

	Year Ended March 31,
	2026	2025	$ Change	% Change
Staff cost	133,372	88,054	45,318	51.47%
Research and development	78,969	62,086	16,882	27.19%
Rental expense	39,975	41,637	(1,662)	(3.99)%
Professional fees	31,766	-	31,766	100.00%
Office expense	617	1,463	(846)	(57.83)
Promotion cost	-	1,867	(1,867)	(100.00)%
Others	2,591	3,726	(1,135)	(30.45)%
Total	287,290	198,833	88,457	44.49%

General and administrative costs for the three months period ended March 31, 2026, were $287,290 compared to $198,833 for the three months period ended March 31, 2025. This positive variance of $88,457 (44.49%). The increase in expenses for the current period was mainly driven by a $45,318 rise in administrative salaries, a $31,766 increase in professional service fees and a $16,882 uplift in research and development costs, partially offset by reductions in rental expenses, office expenses and other expenses.

Professional fees increased by $31,766, or 100% year-on-year, for the three months ended March 31, 2026, mainly attributable to consulting charges for bookkeeping, audit and other services pertaining to Newbyera.

Promotion costs decreased during the three months ended March 31, 2026 compared to the prior year because unsatisfactory performance of marketing service fees paid to Kuaishou Technology in the prior year, thus the Group discontinued the service and no related expenses were incurred in the current year.

Net impairment losses on financial and contract assets

The allowance for credit losses for the three months period ended March 31, 2026 was $234,711, compared to a gain of $316,514 for the three months period ended March 31, 2025, representing a negative variance of $551,225.

Other Income (Expenses)

Other income for the three months ended March 31, 2026 was $13,156, compared with $52,598 for the corresponding period of 2025, representing a negative variance of $39,442 (74.99%). The other income was mainly derived from interest income on the Company’s short-term bank wealth management products. The decline of other income was mainly attributable to reduced investment scale in bank wealth management products during the current quarter.

Foreign exchange loss, net

Foreign exchange loss (gain) for the three months ended March 31, 2026 was a loss of $42,983, compared with a loss of $28,803 for the three months ended March 31, 2025, with a total variance of $14,180 (49.23%). This variance was attributable to foreign currency fluctuations during the period.

Finance cost - net

Finance expenses for the three months period ended March 31, 2026, were $4,857 compared to $13,391 for the three months period ended March 31, 2025, representing a positive variance of $8,534.

Net loss for the period

The Company experienced a net loss for the three months ended March 31, 2026 of $3,628,563 compared to a net loss of $100,257 for the three months ended March 31, 2025, representing a negative variance of $3,528,306.

Loss and comprehensive loss for the period

As a result of the activities discussed above, the Company experienced a comprehensive loss for the three months ended March 31, 2026 of $3,628,563 versus $100,257 for the three months ended March 31, 2025, representing a negative variance of $3,528,306.

Cash Flows

The following tables summarize our cash flows for the years ended December 31, 2025 and 2024:

	Three Months Ended March 31,
	2026	2025
Net cash provided (used) in operating activities from operations	$74,073	211,393
Net cash provided by investing activities from operations	515,348	-
Net cash provided by financing activities from continuing operations	-	-
Foreign exchange	(13,327)	3,132
Net (decrease) increase in cash	$576,094	214,525

Cash Flows from Operating Activities

Net cash provided from operations was $74,073 for the three month period ended March 31, 2026, compared to net cash provided in operating activities of $211,393 for the three month period ended March 31, 2025. The primary reasons for the cash provided by operations during the three months ended March 31, 2026 were primarily due to a a $4,137,591 decrease in accounts receivable, and a decrease of $1,299,203 in prepayments, offset by a $80,213 increase in other receivables, net loss of $3,434,849, net of addbacks for amortizations and bad debt allowances, and a decrease in accounts and other payables of $1,843,827 and payments made under an operating lease of $3,831. The primary reasons for the cash provided by operations during the three month period ended March 31, 2025 of $211,393 is primarily due to a decrease in accounts receivable and other receivables of $1,810,716 and the net loss net of amortization and bad debt allowance addbacks totaling $149,217 offset by a $1,736,161 decrease in accounts and other payable, and a $12,380 increase in prepayments.

Cash Flows Provided by Investing Activities

Net cash used in investing activities for the three months ended March 31, 2026 consisted of a $515,348 borrowing from a third party. There was no investing activities in the three month period ended March 31, 2025.

Cash Flows from Financing Activities

We had no net cash provided by or used in financing activities for the either the three month period ended March 31, 2026 and March 31, 2025.

B.	Liquidity and Capital Resources

As of March 31, 2026, we had cash and cash equivalents of $2.51 million, which consisted of cash in banks and highly liquid investments with original maturities of three months or less. Historically, we have funded our operations, including capital expenditures, primarily through cash flow from operating activities and borrowings from related parties. We believe that our existing cash and cash equivalents, the cash generated from operations, and the continuing availability of loans from related parties may not be sufficient to fund our operations and capital expenditure requirements for at least the next 12 months as we continue to explore and fund data centre partnership opportunities. We intend, however, to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new games and features or enhance our existing games, improve our operating infrastructure, or acquire complementary businesses, personnel or technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds or we may decide to do so opportunistically.

SHARE CAPITAL

(a)

Authorized - Unlimited number of common shares without par value

Issued-19,922,402 common shares at both March 31, 2026 and the date of this MD&A.

There was no common share activity from January 1, 2026 until the date of this MD&A.

On October 7, 2025 the Company consolidated (each a “Share”) its common shares on the basis of 4 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

On December 27, 2024 the Company consolidated (each a “Share”) its common shares on the basis of 10 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

On August 2, 2024 the Company consolidated (each a “Share”) its common shares on the basis of 18 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

On December 4, 2023 the Company consolidated (each a “Share”) its common shares on the basis of 7 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

On August 3, 2023 the Company consolidated (each a “Share”) its common shares on the basis of 100 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

On September 24, 2020, the Company consolidated (each a “Share”) its common shares on the basis of 145 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

All transactions for the year ended December 31, 2025 and 2024 are included in the financial statements for the year ended December 31, 2025.

Common Share transactions from January 1, 2025 until the date of this MD&A are as follows:

●	During the year ended December 31, 2025, the Company issued 10,479,504 common shares (before share consolidation) under Equity Line of Credit agreement with Hudson Global Ventures, LLC. for total proceeds of $23,027,502.

●	On October 3, 2025, the Company issued 16,825,577 common shares (67,302,300 before the 4-1 reverse stock split that occurred on October 7, 2025) for the Merge of Core Gaming as a Reverse Takeover.

(b)	Authorized –2,000 Class “C” preferred shares without par value and a stated value of $1,000 per share.

There was no Preferred C share activity from January 1, 2026 until the date of this MD&A.

On January 14, 2025, the Group completed a registered offering for an equity line of credit with one investor, Hudson Global Ventures, LLC. A commitment fee of 540 Class C preferred share was given to the investor with a fair value of these preferred shares at an 85% discount to their stated value and converted into of the Group’s common stock

For the above 540 Class C preferred share, on February 3, 2025, March 24, 2025 and July 14, 2025, the investor converted into 50,000, 49,723 and 308,243 shares of the Group’s common stock, respectively. In connection with the conversion, the Group credited $276,470, $105,882 and $252,136 to share capital with no gain or loss on the transaction, respectively.

During the year ended December 31, 2025, the Group redeemed 209 Class C Preferred Shares for total cash disbursements of $209,000.

For the year ended December 31,2025, holders of 1,025 Class C preferred shares converted their shares into 811,743 common shares of the Group. The Group credited $1,205,355 to share capital for the conversion. There was no gain or loss recognized on this transaction.

Preferred C share transactions

There are 2,000 authorized Preferred C shares with a stated value of USD$1,000 per Preferred C share and Nil outstanding at both March 31, 2026 and at December 31, 2025.

There was no activity for the Preferred C shares in the three months ended March 31, 2026 nor to the date of this MD&A.

Class C Preferred Share Activity January 1, 2025 to December 31, 2025 are as follows:

	# of Units	$ Pref Share Liability
Opening Balance January 1, 2025	909	$1,069,413
Issuances	540	635,294
Redemptions-conversions	(1,449)	(1,704,707)
Closing Balance December 31,2025	-	$-

Class “C” Preferred share transaction from January 1, 2025 until December 31, 2025 are as follows:

●	On January 14, 2025, the Company completed a registered offering for an equity line of credit with one investor A commitment fee of 540 Class C preferred share was given to the investor with a fair value of these preferred shares at an 85% discount to their stated value. The stated value of the 540 Class C preferred shares is $540,000 and the fair value at a 15% discount is $635,294. The Company reflected the commitment fee as an expense in Interest expense in the consolidated statements of operations based on the fair value on the issuance date. On February 3, 2025, the investor converted 235 of the 540 Class C preferred shares into 50,000 common shares resulting in an increase in share capital of $276,470 with no gain or loss on conversion.. On March 24, 2025, the investor converted 90 of these 540 Class C preferred shares into 49,723 common shares resulting in an increase in share capital of $105,882 with no gain nor loss on conversion.

●	For the above 540 Class C preferred share, on February 3, 2025, March 24, 2025 and July 14, 2025, the investor converted into 50,000, 49,723 and 308,243 shares of the Company’s common stock, respectively. In connection with the conversion, the Company credited $276,470, $105,882 and $252,136 to share capital with no gain or loss on the transaction, respectively.

●	During the year ended December 31, 2025, the Company redeemed 209 Class C Preferred Shares for total cash disbursements of $209,000.

●	For the year ended December 31, 2025, holders of 1,025 Class C preferred shares converted their shares into 811,743 common shares of the Company. The Company credited $1,205,355 to share capital for the conversion. There was no gain or loss recognized on this transaction.

(d)	Stock options

The Company has a shareholder-approved “rolling” stock option plan (the “Plan”) in compliance with Nasdaq policies. Under the Plan the maximum number of shares reserved for issuance may not exceed 15% of the total number of issued and outstanding common shares at the time of granting. The exercise price of each stock option shall not be less than the market price of the Company’s stock at the date of grant, less a discount of up to 25%. Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

Stock options outstanding as at March 31, 2026 and the date of this MD&A are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
13-Apr-22	1	1	$138,600	13-Apr-27	1.04
Total	1	1	$138,600		1.04

Restricted Share Units issued as part of the stock option plan which are outstanding as of March 31, 2026 and the date of this MD&A are as follows:

Grant Date	Number of RSU’s outstanding	Number of RSU’s exercisable	Weighted Average Issue Price
9-Mar-22	4	4	519,120
13-Apr-22	2	2	554,400

RSU, March 31, 2026	6	6	530,880

(e)	Warrants

In connection with the Merger on October 3, 2025, the Company issued an aggregate value of $5,600,000 pre-funded common stock purchase option to BSD Capital Ltd which are subject to a one-year lock-up period from the date of issuance with an exercise price of $0.0001 per share. The Option has a term of seven years and expires on October 3, 2032.

As at March 31, 2026 and the date of this MD&A stock options outstanding are as follows:

	Warrants		Pre-funded warrants		Pre-funded warrants
	11-Jan-22		31-Oct-23		3-Oct-25		Total
	#of units	Amount	#of units	Amount	#of units	Amount	#of units	Amount
Balance, December 31, 2024	-	-	-	-	-	-	-	-
warrants arising from acquisition of Siyata PTT	80	-	56	100	-	-	136	100
Issuance of warrants					3,435,583	5,600,000	3,435,583	5,600,000
Balance, December 31, 2025	80	0	56	100	3,435,583	5,600,000	3,435,719	5,600,100
Issuance of warrants	-	-	-	-	2,108,971	-	2,108,971	-
Balance, March 31, 2026					5,544,554	$5,600,000	5,544,690	$5,600,100

(f) Agents’ Options

Agents’ options issued and outstanding as of March 31, 2026 are as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)

11-Jan-22	1	1	$1,275,120	11-Jan-27	0.78
31-Oct-23	24	24	$3,604	31-Oct-28	2.59
Total Agent options at March 31, 2026	25	25	$54,464		2.52

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash, trade and other receivables, accounts payable and accrued liabilities and long-term debt, approximate carrying value, which is the amount recorded on the consolidated statement of financial position.

Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Company. The Company’s exposure to credit risk arises primarily from trade and other receivables. For other financial assets (including cash and cash equivalents), the Company minimizes credit risk by dealing exclusively with high credit rating counterparties.

The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally does not require a collateral.

The Company considers the probability of default upon initial recognition of assets and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

Payment terms are specified in agreements between the Company and the platforms and agencies. The Company generally reconciles with the platforms and agencies at the end of each month for the price of impressions filled in that month. Specific payment terms may vary by agreement but are generally sixty days or less.

As of March 31, 2026, Accounts receivables amounted to $1,394,663, and are unsecured, and do not bear interest. The allowance for doubtful accounts is reviewed monthly, requires judgment, and is based on the best estimate of the amount of probable credit losses in existing accounts receivable. The Company reviews the status of the then-outstanding accounts receivable on a customer-by-customer basis, taking into consideration the aging schedule of receivables, its historical collection experience, current information regarding the client, subsequent collection history, and other relevant data, in establishing the allowance for doubtful accounts. Accounts receivables are presented net of an allowance for doubtful accounts. Accounts receivables are written off against the allowance for doubtful accounts when the Company determines amounts are no longer collectible.

The movements in credit loss allowance are as follows:

Credit loss allowance
$
Balance as of December 31, 2025	5,689,538
Changes in credit risk	4,060,764
Written off	(234,711)
Balance as of March 31, 2026	1,394,063

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs, and it is careful at all times to have enough unused credit facilities so that the Company does not exceed its credit limits and is in compliance with its financial covenants (if any). These forecasts take into consideration matters such as the Company’s plan to use debt for financing its activity, compliance with required financial covenants, compliance with certain liquidity ratios, and compliance with external requirements such as laws or regulation.

The table below summarizes the maturity profile of the Company and Company’s financial assets and liabilities at the reporting date based on contractual undiscounted repayment obligations:

	Less than 1 year	More than 1 years but less than 5 years	More than 5 years	Total
	$	$	$	$
Group
Financial assets
Cash and cash equivalents	2.507,268	-	-	2,507,268
Other receivables	2,313,996	1,122,960	-	3,436,956
Trade receivables	1,394,063	-	-	1,394,063
Financial Assets As of March 31, 2026	6,215,327	1,122,960	-	7,338,287

Financial liabilities
Trade and other payables	6,944,854	1,329,365	-	8,274,219
Taxes payables	23,291	-	-	23,291
Financial Liabilities As of March 31, 2026	(6,968,145)	(1,329,365)	-	(8,297,510)

Net undiscounted financial assets as of As of March 31, 2026	(752,818)	(206,405)	-	(959,223)

Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates that will affect the Company’s income or the value of its holdings of financial instruments. The Company’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

The Company entities transact business in certain foreign currencies, mainly United State dollars, other than the respective functional currencies of the Company entities, and hence is exposed to foreign currency risks. Since the financial assets and liabilities of the Company entities are short-term in nature, their exposure to foreign currency risk is not significant. The Company ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.

C.	Trend Information

See Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS, Subsection A. “Outlook” for trend information.

D.	Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates:

i)	Critical accounting estimates

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but not limited to the following:

☐	Income taxes - Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in profit or loss both in the period of change, which would include any impact on cumulative provisions, and future periods. Deferred tax assets, if any, are recognized to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse.

☐	Impairment of non-financial assets - The Company assesses impairment at each reporting date by evaluating conditions specific to the Company that may lead to asset impairment. The recoverable amount of an asset or a cash-generating unit (“CGU”) is determined using the greater of fair value less costs to sell and value in use which requires the use of various judgments, estimates, and assumptions.

☐	Useful life of intangible assets – The Company estimates the useful life used to amortize intangible assets which relates to the expected future performance of the assets acquired based on management estimate of the sales forecast.

☐	Future purchase consideration - In a business combination, the Company recognizes a contingent consideration at fair value at the acquisition date. Contingent consideration classified as an asset or liability or equity on the basis of the guidance in ASC 480 and other applicable U.S. GAAP (e.g., ASC 815-40). Contingent consideration classified as equity is not remeasured, and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or a liability is remeasured to fair value at each reporting date, with changes in fair value recognized in earnings, unless the arrangement qualifies for recognition in other comprehensive income under the hedge accounting guidance in ASC 815.

ii)	Critical accounting judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but are not limited to, the following:

☐	Functional currency - The functional currency for the Company and each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates. Such determination involves certain judgments to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions that determine the primary economic environment.

☐	Going concern – As disclosed in Note 1 to the consolidated financial statements.

Discontinued operation –The Company evaluates whether the divestment of Siyata PTT represents a discontinued operation in accordance with ASC 205-20. Such determination involves significant judgments to identify whether the disposal represents a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. As disclosed in Note 18 to the consolidated financial statements.

Additional Information

Additional information relating to the Company can be found on SEDAR+ at www.sedar.com.